Exhibit 99.2

Annual Report

2019

Granite REIT 2019

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

2019 was another active and successful year for Granite, as we made significant progress on a number of strategic objectives and priorities for the year, such as increasing scale in our target markets; disposing of select non-core assets; generating growth in net asset value, funds from operations (FFO) and adjusted funds from operations (AFFO) per unit; enhancing the platform and reducing our Magna concentration to below 50% by annualized revenue.

Portfolio scale, quality and tenant diversification improved further in 2019, as Granite acquired over $900 million in modern e-commerce and distribution assets in its target markets at an average in-going yield of 5.5%. In addition to our existing development sites and land sites held for development, Granite acquired a 191-acre parcel of development land in Houston, Texas for $33.4 million, which will eventually accommodate up to 2.5 million square feet of modern distribution space upon completion. Granite also disposed of 12 non-core properties and one parcel of land in Canada and the United States for $105.8 million in gross proceeds. As a result of the acquisition and disposition activity in 2019, our Magna concentration by annualized revenue decreased year-over-year from 54% to 42%.

Enhancing Granite’s platform capabilities, particularly in Europe and the United States, was a major focus for us in 2019. Notable additions to the team included Teresa Neto, who was appointed as Granite’s CFO in July, and Witsard Schaper and Jon Sorg, who joined as the Head of Europe and the United States, respectively, in March and October. Following the annual general meeting in June, the Board also welcomed the election of Sheila Murray and Fern Grodner as trustees, replacing Don Clow and Samir Manji, who did not stand for re-election.

With respect to our financial performance objectives for 2019, Granite recorded approximately $245 million in net fair value gains, supported by favourable movements in same-property net operating income (SPNOI), market rental rates and capitalization rates broadly. FFO per unit fell slightly year-over-year primarily due to a one-time $8.5 million net foreign exchange gain realized from the remeasurement of the U.S. dollar cash proceeds from the sale of investment properties in January 2018. AFFO per unit increased by 17.3% year-over-year where the comparative 2018 year includes both the aforementioned net foreign exchange gain noted in FFO and a $9.1 million tenant allowance paid regarding our lease at our Eurostar facility in Graz, Austria. 2019 was also a strong year operationally, as Granite generated year-over-year SPNOI growth, on a constant-currency basis, of 4.5%, and finished the year with 99.0% occupancy.

Please see below for a recap of major results and activities from 2019.

HIGHLIGHTS FOR 2019

Unitholder Return and Increased Distribution

•

Granite delivered a total return in 2019 of approximately 30% for unitholders (vs 23% for both the S&P TSX Capped REIT Index and the S&P/TSX Composite Index) and a 3.6% year-over-year increase in the annual amount distributed to unitholders to $2.90 per unit for 2020, marking our eighth consecutive annual distribution increase.

Strategic Allocation of Capital

•	$927 million invested in modern assets in key e-commerce and distribution markets in Canada, the United States and the Netherlands at an average in-going yield of 5.5%;

•	Approximately $540 million in unsecured committed term facilities were extended and refinanced at a weighted average term of 6.1 years and bearing a weighted average fixed interest rate of 0.98%;

•	$525 million in gross proceeds from two equity offerings, including the full exercise of the over-allotment options, 83% allocated to institutional investors; and

•	Net leverage ratio of 21% providing approximately $900 million in debt capacity and $800 million in available liquidity.

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Portfolio Enhancement and Tenant Diversification

•	Acquired 12 properties totaling 8.5 million square feet with an average age of 6.1 years in key distribution markets in Mississauga, the United States and the Netherlands;

•	Disposed of 12 non-core properties and one parcel of land for $105.8 million; and

•	Reduced Magna concentration from 47% to 35% as a percentage of gross leasable area and from 54% to 42% as a percentage of annualized revenue.

Financial and Operational Performance

•	FFO and AFFO per unit year-over-year growth of (1.63%) and 17.3%, respectively;

•	SPNOI year-over-year growth, on a constant currency basis, of 4.5%;

•	2.8 million square feet of space renewed or re-leased at an average increase in base rent of 7.7%; and

•	Occupancy rate as at December 31, 2019 of 99.0%.

Organizational Improvements and Environmental, Social and Governance (ESG)

•	Witsard Schaper and Jon Sorg appointed Head of Europe and the U.S., respectively, and a new Amsterdam office opened in July;

•	New long-term incentive plan implemented for senior management to increase employee ownership and enhance alignment with unitholders; and

•	Sustainability Plan implemented, with over $1.7 million spent on energy-conservation and climate change adaption measures in 2019 alone.

OUTLOOK

Following the recent equity offerings, Granite is positioned financially to capitalize on a strong pipeline of acquisition and development opportunities and continue to execute on our Strategic Plan in 2020. In addition, building upon the principles outlined in our Sustainability Plan, we are incorporating ESG considerations more actively in our actions and decision-making processes, and we look forward to sharing updates on our ESG activities and objectives with you on an annual basis, commencing in the second quarter of 2020.

For the remainder of 2020, Granite will focus on the following priorities:

•	Increasing our scale in target markets through acquisition and development;

•	Disposing of select non-core assets;

•	Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;

•	Building out investment and asset management teams in Europe and the United States;

•	Executing on development or expansion projects in Plainfield, IN, Altbach, Germany, Houston, TX and Mississauga, ON;

•	Reducing Magna concentration to below 40% as a percentage of annualized revenue; and

•	Publishing our first ESG update outlining Granite’s activities and objectives for 2020 and beyond.

Successfully executing on these priorities, we believe, will continue to strengthen Granite’s position as a sector leader and maximize long-term value for unitholders.

All of us at Granite wish to thank you for your continued support and trust.

Sincerely,

Kevan Gorrie,

President and Chief Executive Officer

FFO, AFFO and related per unit amounts, net leverage ratio as well as SPNOI (same property net operating income) are not International Financial Reporting Standards (‘‘IFRS’’) measures. Please refer to the Basis of Presentation and Non-IFRS Measures sections in the attached MD&A for definitions and reconciliations to IFRS measures.

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EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three month period and year ended December 31, 2019. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at March 4, 2020 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the 2019 Annual Information Form (“AIF”) dated March 4, 2020, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

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FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2019	2018	2019	2018
Operating highlights
Revenue	$73.6	$59.9	$273.7	$247.5
NOI — cash basis(1)	63.8	52.9	237.4	216.7
Net income attributable to stapled unitholders	90.6	85.9	382.1	465.2
FFO(1)(2)	47.9	40.9	177.5	168.9
AFFO(1)(2)	46.7	39.8	172.8	138.1
Cash flows provided from operating activities	50.1	34.7	183.4	157.9
Monthly distributions paid	36.7	31.1	136.9	125.1
Special distribution paid	—	—	13.7	—
FFO payout ratio(1)(3)	80%	77%	79%	78%
AFFO payout ratio(1)(3)	82%	79%	81%	91%

Per unit amounts
Diluted FFO(1)(2)	$0.91	$0.90	$3.62	$3.68
Diluted AFFO(1)(2)	$0.89	$0.87	$3.53	$3.01
Monthly distributions paid	$0.70	$0.68	$2.80	$2.72
Special distribution paid	—	—	$0.30	—
Diluted weighted average number of units	52.6	45.7	49.0	45.9

As at December 31,			2019	2018

Financial highlights
Investment properties — fair value(4)			$4,457.9	$3,425.0
Assets held for sale(4)			—	44.2
Cash and cash equivalents			298.7	658.2
Total debt(5)			1,250.3	1,303.2
Trading price per unit (TSX: GRT.UN)			$65.98	$53.21

Debt metrics, ratings and outlook
Net leverage ratio(1)			21%	19%
Interest coverage ratio(1)			10.1x	9.4x
Indebtedness ratio (total debt to adjusted EBITDA)(1)			6.1x	7.0x
Weighted average cost of debt(6)			1.83%	2.17%
Weighted average debt term-to-maturity, in years(6)			4.4	4.7
DBRS rating and outlook			BBB stable	BBB stable
Moody’s rating and outlook			Baa2 stable	Baa2 stable

Property metrics(4)
Number of investment properties			91	84
Income-producing properties			85	80
Properties under development			3	2
Land held for development			3	2
Gross leasable area (“GLA”), square feet			40.0	32.2
Occupancy, by GLA			99.0%	99.1%
Magna as a percentage of annualized revenue(7)			42%	54%
Magna as a percentage of GLA			35%	47%
Weighted average lease term in years, by GLA			6.5	6.0
Overall capitalization rate(8)			6.1%	6.7%

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(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)

For the year ended December 31, 2019, Granite recognized $0.9 million ($0.02 per unit) in revenue related to lease termination and close-out fees and a net $2.0 million ($0.04 per unit) of real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) resulting from an internal reorganization. For the year ended December 31, 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) realized foreign exchange gain during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO, AFFO and the per unit amounts include the aforementioned items. In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) related to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by this $9.1 million tenant allowance payment.

(3)

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. For comparative purposes, the FFO payout ratio and AFFO payout ratio for the years ended December 31, 2019 and 2018 exclude the lease termination and close-out fees of $0.9 million and $1.0 million, respectively, as well as the net $8.5 million realized foreign exchange gain relating to the remeasurement of US dollar cash proceeds from the sale of properties during the year ended December 31, 2018. AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.

(4)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale at December 31, 2018 were excluded from investment properties and related property metrics at December 31, 2018 throughout this MD&A. There are no properties classified as assets held for sale as at December 31, 2019.

(5)

The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).

(6)	Excludes lease obligations noted above.
(7)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(8)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at March 4, 2020, Granite owns 91 investment properties in nine countries having approximately 40.0 million square feet of gross leasable area. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively, “Magna”) as the largest tenant, in addition to tenants from various other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

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Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist of logistics and distribution/warehouse properties, light industrial properties, heavy industrial manufacturing facilities, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at March 4, 2020 are summarized below:

Investment Properties Summary Nine countries/91 properties/40.0 million square feet

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that will generate superior long-term total return for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

Following the sale of 29 non-core properties in 2018 and 2019 and the recent equity offerings, Granite has positioned itself financially to capitalize on a strong pipeline of acquisition and development opportunities within its geographic footprint and execute on its strategic plan.

As Granite looks to the remainder of 2020, its priorities are as follows:

•

Accelerate growth in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Continue to enhance Granite’s global platform;

•	Maintain a target occupancy in excess of 98%;

•	Maintain lower leverage providing balance sheet flexibility and liquidity;

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•	Pursue development and expansion opportunities within the existing portfolio; and

•	Continue to dispose of select non-core assets.

SIGNIFICANT MATTERS

Property Acquisitions

During the year ended December 31, 2019, Granite acquired 12 income-producing modern industrial properties in Canada, the United States and the Netherlands and a parcel of development land in the United States. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)		In-going Yield(1)
Income-producing properties:
201 Sunridge Boulevard	Wilmer, TX	0.8	9.5	Mar 1, 2019	$58.1		5.1%
3501 North Lancaster Hutchins Road	Lancaster, TX	0.2	10.4	Mar 1, 2019	106.1		6.8%
Leasehold interest in two properties: 2020 and 2095 Logistics Drive	Mississauga, ON	0.9	8.7	Apr 9, 2019	153.6	(3)	4.5%
1901 Beggrow Street	Columbus, OH	0.8	4.7	May 23, 2019	71.6		5.7%
Heirweg 3	Born, Netherlands	0.3	7.6	Jul 8, 2019	25.7		6.1%
1222 Commerce Parkway	Horn Lake, MS	0.3	4.8	Aug 1, 2019	24.5		5.7%
831 North Graham Road	Greenwood, IN	0.5	7.0	Oct 4, 2019	39.6		5.7%
100 Clyde Alexander Lane	Pooler, GA	0.7	3.1	Oct 18, 2019	62.7	(4)	6.0%
1301 Chalk Hill Road	Dallas, TX	2.3	19.8	Nov 19, 2019	269.8	(5)	5.5%
330-366 Stateline Road East	Southaven, MS	0.9	4.9	Dec 19, 2019	63.7		5.5%
440-480 Stateline Road East	Southaven, MS	0.8	4.1	Dec 19, 2019	51.6		5.1%

Development land:
6701, 6702 Purple Sage Road	Houston, TX	N/A	N/A	Jul 1, 2019	33.4		N/A
		8.5			$960.4		5.5%

(1)	As at the date of acquisition.
(2)	Purchase price does not include transaction costs associated with property acquisitions.
(3)	Excludes the right-of-use asset of $20.5 million associated with a ground lease (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).
(4)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset of $62.7 million. The Trust will acquire freehold title to the property on December 31, 2022.

(5)	Purchase price does not include cash held in escrow at December 31, 2019 to complete construction.

At the acquisition date, the developed property located at 1301 Chalk Hill Road, Dallas, Texas had outstanding construction work which resulted in $20.5 million (US$15.5 million) of the purchase price being placed in escrow to pay for the remaining construction costs. The funds will be released from escrow as the construction is completed. As at December 31, 2019, $16.8 million (US$12.9 million) remained in escrow. The purchase price noted above does not include the cash held in escrow to complete the construction. As construction is completed, the construction costs will be capitalized to the cost of the investment property.

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Acquisition, Construction and Development Commitments

Granite had the following property purchase and construction and development commitments:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at December 31, 2019:

Development, construction or expansion:
Demolition phase of property under development in Altbach, Germany	—	$1.4	$0.7	$2.1	N/A
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.2	10.3	10.5	8.1%
Property under development in Plainfield, Indiana	0.5	22.8	8.0	30.8	6.8%
Development property in Houston, Texas as well as other construction commitments	0.7	5.4	44.8	50.2	7.4%
	1.3	$29.8	$63.8	$93.6	5.7%

Property purchases:
Three development properties in the Netherlands	0.9	—	129.5	129.5	4.4%
	2.2	$29.8	$193.3	$223.1	7.2%

(1)	As at December 31, 2019.

During 2019, Granite entered into an agreement for approximately $2.1 million (€1.5 million) to demolish an existing building on a 13-acre site in Altbach, Germany. As at March 4, 2020, the demolition of the property is complete and the construction of a 0.3 million square foot distribution/light industrial facility is expected to commence in the second quarter of 2020. The development is expected to receive a DGNB Gold Sustainability Certification.

The construction of a class A distribution/warehouse facility in Plainfield, Indianapolis is nearing completion. This speculative development contains features expected in a modern distribution building, including 36 foot clear height, significant auto and trailer parking, cross-dock layout and LED lighting throughout the facility. In addition, the property is strategically located to major highways I-70 and I-465, and is approximately 5.8 miles from the Indianapolis International Airport. The development is expected to receive “Two Green Globes” from the Green Building Initiative (Green Globes Sustainability Certification).

At Granite’s recently acquired greenfield site in Houston, Texas speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. The properties are expected to be constructed by the first quarter of 2021.

Granite has agreed to acquire three state-of-the art facilities in the Netherlands for approximately $129.5 million (€89 million). Currently under construction, the three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years. The development is expected to receive a BREEAM “Very Good” sustainability certification at a minimum. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions.

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Property Dispositions

During the year ended December 31, 2019, 13 properties previously classified as assets held for sale were disposed of for approximately $105.8 million. The properties consisted of the following:

Dispositions (in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price	Annualized Revenue(1)
3 Walker Drive (a nine-acre parcel of land)	Brampton, ON	N/A	Jan 15, 2019	$13.4	$—

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	0.6	Feb 25, 2019	22.3	2.2

375 Edward Street	Richmond Hill, ON	0.1	Feb 27, 2019	8.1	—
330 Finchdene Square	Toronto, ON	0.1	Sept 20, 2019	13.1	—
200 Industrial Parkway	Aurora, ON	0.2	Nov 4, 2019	10.0	0.8

Michigan properties (five properties):
1800 Hayes Street	Grand Haven, MI
3501 John F Donnelly Drive	Holland, MI
3601 John F Donnelly Drive	Holland, MI
3575 128th Avenue North	Holland, MI
6151 Bancroft Avenue	Alto, MI	0.7	Dec 4, 2019	38.9	3.6
		1.7		$105.8	$6.6

(1)

Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.

Refinancing and Extension of Term Loans

On November 27, 2019, Granite extended and refinanced its $300.0 million term loan. The term loan, which had an original maturity date of December 12, 2025, has been extended one year to December 11, 2026. Concurrently, the previously existing cross currency interest rate swap was terminated for $6.8 million and Granite entered into a new seven year cross currency interest rate swap resulting in Euro denominated payments at a 1.355% fixed interest rate, approximately 85 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $2.3 million or $0.04 per stapled unit of funds from operations, annually.

On October 10, 2019, Granite extended and refinanced its US$185.0 million term loan. The term loan, which had an original maturity date of December 19, 2022, has been extended two years to December 19, 2024. The previously existing cross currency interest rate swap relating to the term loan was terminated on September 24, 2019 and blended into a new cross currency interest rate swap resulting in Euro denominated payments at a 0.522% fixed interest rate, approximately 70 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $1.6 million or $0.03 per stapled unit of funds from operations, annually.

Bought Deal Equity Offerings

On October 31, 2019, Granite completed an offering of 4,600,000 stapled units at a price of $64.00 per unit for gross proceeds of $294.4 million, including 600,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were $281.6 million.

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the

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over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were $220.4 million.

Granite has used a portion of the net proceeds from the offerings and intends to use the remaining proceeds to fund acquisitions, commitments under development projects, potential future acquisitions and for general trust purposes.

Increase in Monthly Distributions

The targeted annualized distribution increased by 3.6% to $2.90 (24.2 cents per month) per stapled unit from $2.80 per stapled unit commencing with the monthly distribution declared in December 2019 and paid in January 2020.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,				December 31, 2019	December 31, 2018
	2019	2018	Change		2019	2018	Change				Change
$ per €1.00	1.462	1.508	(3%	)	1.485	1.530	(3%	)	1.455	1.563	(7%)
$ per US$1.00	1.320	1.322	—%		1.327	1.296	2%		1.296	1.364	(5%)

For the three months and year ended December 31, 2019 compared to the prior year periods, the average exchange rates of the Canadian dollar relative to the Euro were lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

The average exchange rates of the Canadian dollar relative to the US dollar for the three months and year ended December 31, 2019 compared to the prior year periods, were slightly lower and higher, respectively, which on a comparative basis, marginally decreased and increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations, respectively.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on December 31, 2019 were lower when compared to the December 31, 2018 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were lower when compared to December 31, 2018.

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On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2019 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2019 vs 2018	2019 vs 2018
Decrease in revenue	$(0.8)	$(1.1)
Decrease in NOI — cash basis	(0.8)	(1.4)
Decrease in net income	(0.3)	—
(Decrease) increase in FFO	(0.1)	1.0
Increase in AFFO	—	0.8
Increase in FFO per unit	—	$0.02
Increase in AFFO per unit	—	$0.02

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Rental revenue and amortization(1)	$64.3	$53.5	10.8	$240.3	$220.0	20.3
Tenant recoveries	9.3	6.4	2.9	32.5	26.5	6.0
Lease termination and close-out fees	—	—	—	0.9	1.0	(0.1)
Revenue	$73.6	$59.9	13.7	$273.7	$247.5	26.2

(1)	Rental revenue and amortization includes base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended December 31, 2019 increased $13.7 million to $73.6 million from $59.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2019 vs Q4 2018 Change in Revenue

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Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.3 million from consumer price index based increases and $0.2 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada, Germany and the Netherlands beginning in the fourth quarter of 2018 increased revenue by $13.8 million, which included $2.8 million of tenant recoveries;

•	revenue increased by $0.9 million due to various renewal and re-leasing activities for properties primarily in Canada and the Netherlands;

•

the sale of properties in Canada, the United States and Germany during the fourth quarter of 2018 and the 2019 year decreased revenue by $1.3 million of which $0.2 million related to a reduction in property tax and insurance tenant recoveries; and

•	foreign exchange had a $0.8 million negative impact largely from the relative strengthening of the Canadian dollar against the Euro.

Revenue for the year ended December 31, 2019 increased $26.2 million to $273.7 million from $247.5 million in the prior year. The components contributing to the change in revenue are detailed below:

Year 2019 vs Year 2018 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $1.2 million from consumer price index based increases and $0.7 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada, Germany and the Netherlands during 2018 and 2019 increased revenue by $44.9 million, which included $7.1 million of tenant recoveries;

•	revenue increased by $3.5 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•

the sale of 28 properties in Canada, the United States and Germany in 2018 and 2019 decreased revenue by $23.8 million of which $2.4 million related to a reduction in property tax and insurance tenant recoveries;

•	three vacancies for properties in Canada and the United States decreased revenue by $0.7 million and $0.8 million, respectively. These three vacancies were leased up in the third quarter of 2019;

•

foreign exchange had a net $1.1 million negative impact as the relative strengthening of the Canadian dollar against the Euro decreased revenue by $3.1 million while the weakening of the Canadian dollar against the US dollar increased revenue by $2.0 million; and

12    Granite REIT 2019

•

other revenue increased by $2.3 million, largely relating to higher tenant recoveries and straight-line rent amortization primarily from rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

Revenue by major currency for the three month periods and years ended December 31, 2019 and 2018 was as follows:

Revenue by Currency

Fourth Quarter 2019	Fourth Quarter 2018

Year 2019	Year 2018

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “DEBT STRUCTURE”).

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Net Operating Income

Net operating income (“NOI”) in the three months ended December 31, 2019 was $63.9 million compared to $52.4 million in the three months ended December 31, 2018. NOI in the year ended December 31, 2019 was $238.3 million compared to $216.6 million in the year ended December 31, 2018. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $63.8 million in the three months ended December 31, 2019 compared with $52.9 million in the prior year period. NOI — cash basis was $237.4 million in the year ended December 31, 2019 compared with $216.7 million in the year ended December 31, 2018.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended December 31, 2019 and 2018 were $52.4 million and $50.9 million, respectively. Same property NOI — cash basis in the year ended December 31, 2019 was $180.0 million compared to $174.4 million in the year ended December 31, 2018. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended December 31,			Sq ft(1) (in millions)	Years Ended December 31,
		2019	2018	$ change		2019	2018	$ change
Revenue		$73.6	$59.9	13.7		$273.7	$247.5	26.2
Less: Property operating costs		(9.7)	(7.5)	(2.2)		(35.4)	(30.9)	(4.5)
NOI(2)		$63.9	$52.4	11.5		$238.3	$216.6	21.7
Add (deduct):
Lease termination and close-out fees		—	—	—		(0.9)	(1.0)	0.1
Straight-line rent amortization		(1.4)	(0.8)	(0.6)		(5.1)	(4.3)	(0.8)
Tenant incentive amortization		1.3	1.3	—		5.1	5.4	(0.3)
NOI — cash basis	40.0	$63.8	$52.9	10.9	40.0	$237.4	$216.7	20.7
Less NOI — cash basis for:
Acquisitions	9.2	(10.7)	(0.3)	(10.4)	15.1	(53.0)	(17.5)	(35.5)
Dispositions, assets held for sale and developments	1.0	(0.7)	(1.7)	1.0	1.7	(4.4)	(24.8)	20.4
Same property NOI — cash basis	30.8	$52.4	$50.9	1.5	24.9	$180.0	$174.4	5.6

(1)

The square footage relating to the NOI — cash basis represents GLA of 40.0 million square feet as at December 31, 2019. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant periods.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

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Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended December 31, 2019 increased $10.9 million to $63.8 million from $52.9 million in the prior year period largely as a result of the increase in rental revenue as noted above and, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2019 and a decrease from straight-line rent amortization, primarily from the recently acquired property in Dallas, Texas and rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

NOI — cash basis for the year ended December 31, 2019 increased $20.7 million to $237.4 million from $216.7 million in the prior year largely as a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs and a decrease from straight-line rent amortization, both primarily relating to the properties acquired in 2018 and 2019.

Same property NOI — cash basis for the three month periods ended December 31, 2019 and 2018 increased $1.5 million (2.9%) to $52.4 million primarily due to contractual rent adjustments and the re-leasing and renewals of various leases for properties located in the Netherlands, the United States and Canada. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended December 31, 2019 increased by 4.6% relative to the same quarter in the prior year.

Same property NOI — cash basis for the year ended December 31, 2019 increased $5.6 million (3.2%) to $180.0 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the Netherlands, the United States, Germany and Canada and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the year ended December 31, 2019 would have increased by 4.5% relative to the prior year.

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NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows:

NOI — Cash Basis by Geography

Fourth Quarter 2019	Fourth Quarter 2018

Year 2019	Year 2018

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	% change	2019	2018	% change
Canada	$9.9	$9.4	5.3%	$39.4	$38.3	2.9%
United States	16.3	15.4	5.8%	38.7	35.2	9.9%
Austria	16.5	16.9	(2.4)%	67.1	68.7	(2.3)%
Germany	6.2	6.2	— %	20.1	19.4	3.6%
Netherlands	2.1	1.6	31.3%	8.9	7.4	20.3%
Europe — Other	1.4	1.4	— %	5.8	5.4	7.4%
Same Property NOI — cash basis	$52.4	$50.9	2.9%	$180.0	$174.4	3.2%

Constant currency same property NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	% change	2019	2018	% change
Canada	$9.9	$9.4	5.3%	$39.4	$38.3	2.9%
United States	16.3	15.4	5.8%	38.7	36.0	7.5%
Austria	16.5	16.3	1.2%	67.1	66.7	0.6%
Germany	6.2	6.0	3.3%	20.1	18.8	6.9%
Netherlands	2.1	1.6	31.3%	8.9	7.1	25.4%
Europe — Other	1.4	1.4	—%	5.8	5.3	9.4%
Constant Currency Same Property NOI — cash basis	$52.4	$50.1	4.6%	$180.0	$172.2	4.5%

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General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Salaries and benefits	$3.6	$4.2	(0.6)	$13.8	$16.0	(2.2)
Audit, legal and consulting	0.8	1.0	(0.2)	4.3	4.0	0.3
Trustee/director fees and related expenses	0.3	0.3	—	1.4	1.2	0.2
Executive unit-based compensation including distributions	1.5	0.7	0.8	4.5	2.6	1.9
Fair value remeasurement of trustee/director and executive unit-based compensation plans	0.4	(0.2)	0.6	1.9	0.5	1.4
Other public entity costs	0.5	0.4	0.1	2.1	1.6	0.5
Office rents including property taxes and common area maintenance costs	0.1	0.2	(0.1)	0.4	0.9	(0.5)
Other	0.8	0.6	0.2	3.0	2.6	0.4
General and administrative expenses	$8.0	$7.2	0.8	$31.4	$29.4	2.0

General and administrative expenses were $8.0 million for the three month period ended December 31, 2019 and increased $0.8 million in comparison to the prior year period primarily as a result of the following:

•	an increase in executive unit-based compensation amortization expense due to an increase in the awards outstanding; and

•

an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units, partially offset by:

•	a decrease in salaries and benefits expense mainly due to the compensation costs associated with departed employees in the fourth quarter of 2018.

General and administrative expenses were $31.4 million for the year ended December 31, 2019 and increased $2.0 million in comparison to the prior year primarily as a result of the following:

•

an increase in executive unit-based compensation costs due to a greater number of awards outstanding under the plan and the accelerated vesting of awards related to the former CFO of $0.5 million in 2019 in comparison to $0.2 million for departed executives in the prior year; and

•	an increase in the fair value remeasurement expense of unit-based compensation plans as noted above, partially offset by;

•	a decrease in salaries and benefits expense in the current year compared to the prior year primarily due to the decrease in compensation costs associated with departed executives and other employees.

Interest Income

Interest income for the three month periods ended December 31, 2019 and 2018 was $1.7 million and $0.8 million, respectively. The $0.9 million increase is primarily due to interest income earned from higher cash balances resulting from the net proceeds of the October 2019 equity offering.

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Interest income for the years ended December 31, 2019 and 2018 was $9.6 million and $2.6 million, respectively. The $7.0 million increase was primarily due to interest income earned from higher cash balances resulting from the net proceeds of the April and October 2019 equity offerings and drawdowns from the term loans in December 2018.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2019 increased $1.5 million to $7.0 million from $5.5 million in the prior year period. Interest expense and other financing costs for the years ended December 31, 2019 and 2018 were $29.9 million and $22.4 million, respectively. The $7.5 million increase is primarily related to:

•	interest expense associated with the term loan drawdowns in December 2018; and

•

the accretion of interest related to lease obligations as a result of the adoption of IFRS 16, Leases in 2019 (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). These increases were partially offset by;

•	the higher interest expense associated with the credit facility draws in the prior year.

As at December 31, 2019, Granite’s weighted average cost of interest-bearing debt was 1.83% (December 31, 2018 — 2.17%) and the weighted average debt term-to-maturity was 4.4 years (December 31, 2018 — 4.7 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $0.4 million and foreign exchange gains of $1.4 million in the three month periods ended December 31, 2019 and 2018, respectively. The $1.8 million increase in net foreign exchange losses is primarily related to the $1.4 million foreign exchange gain in the prior year period relating to the settlement of two cross currency interest rate swaps entered into to fund a property acquisition.

Granite recognized net foreign exchange losses of $1.6 million and foreign exchange gains of $9.4 million in the years ended December 31, 2019 and 2018, respectively. The $11.0 million increase in net foreign exchange losses is substantially due to the realized net foreign exchange gain of $8.5 million in the prior year relating to the remeasurement of the US dollar cash proceeds from the sale of three investment properties in January 2018 and, to a lesser extent, the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars or Euros.

Acquisition Transaction Costs

There were no amounts recorded in acquisition transaction costs for the three month period and year ended December 31, 2019 as Granite has early adopted, effective January 1, 2019, the amendments to IFRS 3, Business Combinations (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). Accordingly, transaction costs relating to asset acquisitions were first capitalized to the cost of the property and then expensed to net fair value gains/losses on investment properties as a result of measuring the property at fair value instead of directly expensing these amounts to acquisition transaction costs in the combined statements of net income. For the three month period and year ended December 31, 2019, transaction costs of $0.9 million and $4.1 million, respectively, were included in net fair value gains/losses on investment properties. Acquisition transaction costs for the three month period and year ended December 31, 2018 were $0.4 million and $8.0 million, respectively. Acquisition transaction costs primarily include land transfer tax and legal and advisory costs.

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Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $47.5 million and $52.9 million in the three month periods ended December 31, 2019 and 2018, respectively. In the three month period ended December 31, 2019, net fair value gains of $47.5 million were primarily attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and, to a lesser extent, the United States, Germany and the Netherlands which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in Canada.

Net fair value gains on investment properties in the three month period ended December 31, 2018 of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value of the expected sale price for the multi-purpose properties sold in the first quarter of 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

Net fair value gains on investment properties were $245.4 million and $354.7 million in the years ended December 31, 2019 and 2018, respectively. In the year ended December 31, 2019, net fair value gains of $245.4 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the year ended December 31, 2018 of $354.7 million were largely attributable to (i) an increase in fair value to the sale price for the multi-purpose and special purpose properties sold in 2018 and 2019, (ii) a compression in discount and terminal capitalization rates and an increase in market rents for properties located in Canada, the United States, Germany and the Netherlands resulting from greater market demand for industrial real estate properties and, to a lesser extent, (iii) positive changes in leasing assumptions primarily from contractual rent increases, new leases and lease renewals.

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three month period and year ended December 31, 2019 was $1.0 million and $3.0 million compared to $1.5 million and $6.9 million for the prior year periods, respectively. Loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

Other Expense/Income

During the three month period and year ended December 31, 2019, Granite incurred $2.7 million of real estate land transfer tax which resulted from an internal reorganization. During the year ended December 31, 2018, other income of $2.3 million is attributable to a settlement amount related to a land use matter for a property in Ontario, Canada.

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Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Foreign operations	$1.2	$1.3	(0.1)	$5.3	$5.9	(0.6)
Withholding taxes	0.4	—	0.4	0.4	0.7	(0.3)
Related to sale of an investment property	—	—	—	—	0.2	(0.2)
Other	(1.9)	(0.5)	(1.4)	(0.6)	0.8	(1.4)
Current tax (recovery) expense	(0.3)	0.8	(1.1)	5.1	7.6	(2.5)
Deferred tax expense	4.5	4.6	(0.1)	37.6	45.0	(7.4)
Income tax expense	$4.2	$5.4	(1.2)	$42.7	$52.6	(9.9)

For the three months ended December 31, 2019, the current tax expense decreased compared to the prior year period primarily due to the reversal of tax provisions in Canada and Europe for taxation years that have become statute barred and reorganization expenses incurred in Austria in the current year that are deductible for tax purposes, partially offset by withholding taxes paid in the current year period on inter-company dividends.

For the year ended December 31, 2019, the current tax expense decreased compared to the prior year primarily due to the reversal of tax provisions in Canada and Europe for taxation years that have become statute barred, reorganization expenses incurred in Austria in the current year that are deductible for tax purposes, higher withholding taxes on inter-company dividends paid in the prior year, the payment of taxes in the prior year periods on the disposition of a property located in Germany and the foreign exchange impact resulting from the relative strengthening of the Canadian dollar on Euro denominated tax expense.

The decrease in deferred tax expense for the three months and year ended December 31, 2019 compared to the prior year periods was primarily due to a decrease in fair value gains in jurisdictions in which deferred taxes are recorded and the reduction of deferred tax liabilities as a result of the reduction in tax rates in the current year.

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Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2019, net income attributable to stapled unitholders was $90.6 million compared to $85.9 million in the prior year period. The $4.7 million net increase was primarily due to an $11.5 million increase in net operating income, partially offset by a $5.4 million decrease in net fair value gains on investment properties and $2.7 million of real estate transfer tax which resulted from an internal reorganization. The $4.7 million increase in net income attributable to stapled unitholders is summarized below:

Q4 2019 vs Q4 2018 Change in Net Income Attributable to Stapled Unitholders

For the year ended December 31, 2019, net income attributable to stapled unitholders was $382.1 million compared to $465.2 million in the prior year. The $83.1 million net decrease was primarily due to a $109.3 million decrease in net fair value gains on investment properties, partially offset by a $21.7 million increase in net operating income. The $83.1 million decrease in net income attributable to stapled unitholders is summarized below:

Year 2019 vs Year 2018 Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2019 and 2018 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)		2019	2018	2019	2018
Net income attributable to stapled unitholders		$90.6	$85.9	$382.1	$465.2
Add (deduct):
Fair value gains on investment properties, net		(47.5)	(52.9)	(245.4)	(354.7)
Fair value (gains) losses on financial instruments		(1.0)	1.4	(1.2)	0.5
Acquisition transaction costs		—	0.4	—	8.0
Loss on sale of investment properties		1.0	1.5	3.0	6.9
Other income — settlement award		—	—	—	(2.3)
Current income tax expense associated with the sale of an investment property		—	—	—	0.2
Deferred income tax expense		4.5	4.6	37.6	45.0
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(1)		0.3	—	1.3	—
Non-controlling interests relating to the above		—	—	0.1	0.1
FFO	[A]	$47.9	$40.9	$177.5	$168.9
Add (deduct):
Maintenance or improvement capital expenditures paid		(0.3)	(1.2)	(2.9)	(17.8)
Leasing commissions paid		(0.5)	(0.2)	(1.3)	(4.2)
Tenant incentives paid		(0.3)	(0.2)	(0.5)	(9.9)
Tenant incentive amortization		1.3	1.3	5.1	5.4
Straight-line rent amortization		(1.4)	(0.8)	(5.1)	(4.3)
AFFO	[B]	$46.7	$39.8	$172.8	$138.1
Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.91	$0.90	$3.62	$3.68
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.89	$0.87	$3.53	$3.01
Basic weighted average number of stapled units	[C]	52.6	45.7	49.0	45.9
Diluted weighted average number of stapled units	[D]	52.6	45.7	49.0	45.9

(1)

The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of restricted stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year periods and the year 2018.

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Funds From Operations

FFO for the three month period ended December 31, 2019 was $47.9 million ($0.91 per unit) compared to $40.9 million ($0.90 per unit) in the prior year period. The $7.0 million ($0.01 per unit) increase in FFO is summarized below:

Q4 2019 vs Q4 2018 Change in FFO

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, FFO would have been $49.9 million ($0.95 per unit) for the three month period ended December 31, 2019 in comparison to FFO of $40.9 million ($0.90 per unit) in the three month period ended December 31, 2018.

FFO for the year ended December 31, 2019 was $177.5 million ($3.62 per unit) compared to $168.9 million ($3.68 per unit) in the prior year. The $8.6 million increase in FFO is summarized below:

Year 2019 vs Year 2018 Change in FFO

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, which includes the accelerated vesting of unit-based awards, FFO would have been $182.0 million ($3.71 per unit) for the year ended December 31, 2019. In comparison, excluding the net foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in

24    Granite REIT 2019

January 2018 and the compensation costs associated with departed executives of $3.4 million ($0.07 per unit), FFO would have been $163.8 million ($3.56 per unit) in the prior year.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended December 31, 2019 was $46.7 million ($0.89 per unit) compared to $39.8 million ($0.87 per unit) in the prior year period. The $6.9 million ($0.02 per unit) increase in AFFO is summarized below:

Q4 2019 vs Q4 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $7.0 million increase in FFO, as noted previously;

•

a $0.9 million decrease in capital expenditures paid largely relating to an improvement project in the prior year period at a property located in Olive Branch, Mississippi, which was acquired in 2017; and

•

a $0.6 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily attributable to the recent acquisition in Dallas,Texas and rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, AFFO would have been $48.7 million ($0.93 per unit) in the three month period ended December 31, 2019 in comparison to AFFO of $39.8 million ($0.87 per unit) in the prior year period.

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AFFO for the year ended December 31, 2019 was $172.8 million ($3.53 per unit) compared to $138.1 million ($3.01 per unit) in the prior year. The $34.7 million ($0.52 per unit) increase in AFFO is summarized below:

Year 2019 vs Year 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $8.6 million increase in FFO, as noted previously;

•

a $14.9 million decrease in capital expenditures paid largely due to higher payments made in the prior year relating to improvement projects arising from re-leasing activities at the properties in Novi, Michigan and Olive Branch, Mississippi;

•

a $2.9 million decrease in leasing commissions paid primarily due to payments made in the prior year relating to the re-leasing of the property located in Olive Branch, Mississippi, the developed property in Poland, as well as lease renewals and extensions for two properties in the United States and Germany; and

•

a $9.4 million decrease in tenant incentives paid largely due to a 2018 payment relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria, partially offset by;

•

a $1.1 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from rent-free periods and straight-line rent amortization related to the properties acquired in 2018 and 2019.

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, which includes the accelerated vesting of unit-based awards, AFFO would have been $177.3 million ($3.62 per unit) for the year ended December 31, 2019. In comparison, excluding the net foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018, compensation costs associated with departed executives of $3.4 million ($0.07 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $142.1 million ($3.08 per unit) in the year ended December 31, 2018.

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INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise (i) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility is anticipated to start in the second quarter of 2020, (ii) a parcel of development land in Plainfield, Indiana where construction of a class A distribution/warehouse facility is nearing completion and (iii) 50 acres of a recently acquired greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, began in the fourth quarter of 2019.

Land held for development comprise 12.9 acres of development land in Ohio, United States that was acquired in 2018, the remaining 141 acres of land in Houston, Texas acquired in 2019 and held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above) and a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties as at December 31, 2019 and 2018 were as follows:

Investment Properties Summary(1)

As at December 31,	2019	2018
(in millions, except as noted)
Investment properties — fair value	$4,457.9	$3,425.0
Income-producing properties	4,377.6	3,404.0
Properties under development	51.3	17.0
Land held for development	29.0	4.0
Overall capitalization rate(2)	6.1%	6.7%

Number of investment properties	91	84
Income-producing properties	85	80
Properties under development	3	2
Land held for development	3	2

Property metrics
GLA, square feet	40.0	32.2
Occupancy, by GLA	99.0%	99.1%
Weighted average lease term in years, by square footage	6.5	6.0
Total number of tenants	60	48
Magna as a percentage of annualized revenue(3)	42%	54%
Magna as a percentage of GLA	35%	47%

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Assets Held for Sale(1)

As at December 31,	2019	2018
(in millions, except as noted)
Assets held for sale
Fair value	—	$44.2
Number of properties	—	6
GLA, square feet	—	0.7
Magna as a percentage of GLA	—	94%
Annualized revenue(3)	—	$2.2

(1)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale as at December 31, 2018 (subsequently sold in January and February 2019) were excluded from investment properties and related property metrics as at December 31, 2018 throughout this MD&A. There are no properties classified as assets held for sale as at December 31, 2019.

(2)	Overall capitalization rate pertains only to income-producing properties.
(3)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

The fair value of the investment properties by asset category as at December 31, 2019 and 2018 was as follows:

Fair Value of Investment Properties by Asset Category(1)

December 31, 2019	December 31, 2018

(1)	Number of properties denoted in parentheses.

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Granite has a high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2019 and 2018 was as follows:

Fair Value of Investment Properties by Geography(1)

December 31, 2019	December 31, 2018

(1)	Number of properties denoted in parentheses.

The change in the fair value of investment properties by asset category during the year ended December 31, 2019 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2019								December 31, 2019
	Investment properties	Ground leases	Fair value gains (losses)	Acquisitions	Capital expenditures	Foreign exchange losses	Other changes	Transfers and classified as assets held for sale	Investment properties
Modern warehouse facilities	$1,519.2	11.8	95.3	951.1	4.8	(103.2)	6.0	24.3	$2,509.3
Multi-purpose facilities	845.9	—	102.1	—	1.7	(22.2)	0.1	(85.4)	842.2
Special purpose properties	1,038.9	—	46.0	—	0.4	(54.8)	(4.4)	—	1,026.1
Income-Producing Properties	3,404.0	11.8	243.4	951.1	6.9	(180.2)	1.7	(61.1)	4,377.6
Properties Under Development	17.0	—	(0.1)	8.9	27.2	(1.7)	—	—	51.3
Land Held For Development	4.0	—	0.6	24.9	—	(0.5)	—	—	29.0
	$3,425.0	$11.8	$243.9	$984.9	$34.1	$(182.4)	$1.7	$(61.1)	$4,457.9

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During the year ended December 31, 2019, the fair value of investment properties increased by $1.0 billion, primarily due to:

•

the recognition of ground leases effective January 1, 2019 under IFRS 16, Leases has increased the fair value of investment properties by $11.8 million, consisting of $9.1 million for the ground lease in Botlek, Netherlands and $2.7 million for the ground lease in Soest, Germany (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). The obligations for these two land leases have been recorded on the combined balance sheet with the right-of-use assets recorded in investment properties;

•

net fair value gains of $243.9 million which were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties;

•

the acquisitions of 10 income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada and a parcel of development land in the United States for $984.9 million consisting of (i) three properties in Texas for $433.9 million, (ii) one property in Columbus, Ohio for $71.6 million, (iii) the leasehold interest in two properties in Mississauga, Ontario for $174.1 million which includes the right-of-use asset of $20.5 million associated with the ground lease, (iv) one property in Born, Netherlands for $25.7 million, (v) three properties in Mississippi for $139.8 million, (vi) one property in Greenwood, Indiana for $39.6 million, (vii) one property in Pooler, Georgia for $62.7 million, (viii) development land in Texas for $33.4 million and (ix) the associated transaction costs of $4.1 million (see “SIGNIFICANT MATTERS”); and

•

capital expenditures of $34.1 million, of which $27.2 million related to development capital expenditures for three properties under construction in Indiana and Texas, United States as well as Altbach, Germany and $3.4 million related to the construction of a 0.3 million square foot recently completed expansion at an acquired property near Columbus, Ohio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property.

These increases are partially offset by:

•

foreign exchange losses of $182.4 million, which primarily include foreign exchange losses of $98.7 million and $80.3 million resulting from the relative strengthening of the Canadian dollar against the Euro and the US dollar, respectively; and

•

the classification of seven properties valued at $61.1 million as assets held for sale. These properties were classified as assets held for sale on the combined balance sheet and subsequently sold during the 2019 year.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used

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during the year ended December 31, 2019. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2019. In addition, valuation metrics for Granite’s income-producing properties (excluding assets held for sale) by asset category as at December 31, 2019 and 2018 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
As at December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Overall capitalization rate(1)(2)	5.42%	5.66%	6.28%	7.06%	7.44%	7.77%	6.06%	6.65%
Terminal capitalization rate(1)	5.97%	6.25%	6.44%	6.95%	7.03%	7.50%	6.32%	6.81%
Discount rate(1)	6.17%	6.34%	6.91%	7.02%	7.38%	7.63%	6.60%	6.90%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2019 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	4,028.3	4,183.7	4,214.3
+25 bps	4,195.3	4,276.1	4,292.3
Base rate	$4,377.6	$4,377.6	$4,377.6
-25 bps	4,577.5	4,487.4	4,461.0
-50 bps	4,797.9	4,607.4	4,546.3

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

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Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

The maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

		Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid		$0.3	$0.8	$0.6	$1.2	$2.9	$1.2	$1.6	$6.2	$8.8	$17.8
Leasing costs paid		0.8	0.6	—	0.4	1.8	0.4	0.5	2.4	10.8	14.1
Total paid	[A]	$1.1	$1.4	$0.6	$1.6	$4.7	$1.6	$2.1	$8.6	$19.6	$31.9
GLA, square feet	[B]	40.0	34.9	34.5	32.8	N/A	32.2	32.5	31.8	29.7	N/A
$ paid per square feet	[A]/[B]	$0.03	$0.04	$0.02	$0.05	$0.14	$0.05	$0.06	$0.27	$0.66	$1.04

In the first quarter of 2018, Granite paid $9.1 million related to a tenant incentive allowance for a 2014 lease extension at the 1.1 million square foot Eurostar facility in Graz, Austria.

Commencing with the third quarter of 2017, Granite undertook to re-develop its Novi, MI property, which was vacated by Magna in March 2017. Granite leased 71% of the space to Hanon Systems for a minimum lease term of 15 years commencing in January 2018. The 0.3 million square foot facility is one of the very few office properties in Granite’s portfolio.

Granite has invested a total of $23.8 million in capital expenditures commencing in 2017 to reposition and lease the Novi, MI flex office property. The following is a summary of the capital expenditures and leasing costs paid by quarter in connection with the Novi, MI property:

Novi, MI Property: Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

	Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid	$0.1	$0.1	$0.3	$0.6	$1.1	$0.5	$0.1	$3.2	$8.4	$12.2
Leasing costs paid	—	—	—	—	—	—	—	—	0.2	0.2
Total paid	$0.1	$0.1	$0.3	$0.6	$1.1	$0.5	$0.1	$3.2	$8.6	$12.4

Granite is actively marketing the remaining 0.1 million square feet of available space and anticipates incurring additional cash outflows totaling approximately $4.0 million in capital expenditures and leasing costs over the next year to complete the Novi, MI facility and lease-up of the remaining available space.

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Excluding the non-recurring or unusual items noted above for the Graz, Austria and Novi, MI properties, the maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid — Excluding Novi, MI and Graz, Austria

		Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid		$0.2	$0.7	$0.3	$0.6	$1.8	$0.7	$1.5	$3.0	$0.4	$5.6
Leasing costs paid		0.8	0.6	—	0.4	1.8	0.4	0.5	2.4	1.5	4.8
Total paid	[C]	$1.0	$1.3	$0.3	$1.0	$3.6	$1.1	$2.0	$5.4	$1.9	$10.4
GLA, square feet	[D]	39.7	34.6	34.2	32.5	N/A	31.9	32.2	31.5	29.4	N/A
$ paid per square feet	[C]/[D]	$0.03	$0.04	$0.01	$0.03	$0.11	$0.03	$0.06	$0.17	$0.06	$0.32

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2019 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/actual start date of construction	Target completion date	Actual construction costs as at Dec. 31 2019	Expected total construction cost(1)
As at December 31, 2019
Properties under development
Plainfield, Indiana	30	0.5	Q2 2019	Q1 2020	$22.8	$30.8
Altbach, Germany	13	0.3	Q2 2020	Q1 2021	2.2	33.8
Houston, Texas (Phase 1 only)	50	0.7	Q4 2019	Q1 2021	1.9	42.0
Expansion project
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q2 2021	0.2	10.5
	102	1.6			$27.1	$117.1

(1)	Construction cost excludes cost of land.

Leasing Profile

Magna, Granite’s Largest Tenant

At December 31, 2019, Magna International Inc. or one of its operating subsidiaries was the tenant at 35 (December 31, 2018 — 41) of Granite’s income-producing properties and comprised 42% (December 31, 2018 — 54%) of Granite’s annualized revenue and 35% (December 31, 2018 — 47%) of Granite’s GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, A- with a stable outlook by Standard & Poor’s and A(low) with a stable outlook by DBRS Limited. Magna International Inc. is a technology company and a global automotive supplier with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna

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International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2019, Granite had 59 other tenants from various industries that in aggregate comprised 58% of the Trust’s annualized revenue. Each of these tenants accounted for less than 9% of the Trust’s annualized revenue as at December 31, 2019.

Granite’s top 10 tenants by annualized revenue at December 31, 2019 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	42%	35%	5.2	A(low)
Amazon	8%	6%	19.1	AA-
ADESA	3%	1%	9.6	NR
Restoration Hardware	3%	3%	8.3	NR
Ingram Micro	2%	3%	5.0	BBB(low)
Hanon Systems	2%	1%	10.9	AA
Mars Petcare	2%	3%	2.3	NR
Wayfair	2%	2%	5.8	NR
Ricoh	2%	2%	5.5	BBB(high)
Samsung	2%	2%	2.2	AA(low)
Top 10 Tenants	68%	58%	6.8

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at December 31, 2019, Granite’s portfolio had a weighted average lease term by square footage of 6.5 years (December 31, 2018 — 6.0 years) with lease expiries by GLA, net of any leases renewed (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2019 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2020		2021		2022		2023		2024		2025		2026 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,904	26	48.5	—	214	1.3	316	2.9	347	2.9	380	2.3	934	6.9	981	6.7	2,732	25.5
United States	20,057	42	116.3	402	208	1.1	87	0.7	3,110	15.5	2,807	13.7	2,822	14.3	889	4.9	9,732	66.1
Austria	8,101	12	61.9	—	101	0.6	389	2.6	802	9.7	125	1.2	5,349	37.5	111	0.6	1,224	9.7
Germany	3,504	11	24.0	—	—	—	548	3.6	283	2.2	1,947	13.6	—	—	195	1.4	531	3.2
Netherlands	1,700	4	10.9	—	—	—	—	—	—	—	314	2.1	—	—	628	4.7	758	4.1
Europe — Other	751	8	5.5	—	133	0.6	336	3.1	101	0.5	90	0.7	—	—	—	—	91	0.6
Total	40,017	103	267.1	402	656	3.6	1,676	12.9	4,643	30.8	5,663	33.6	9,105	58.7	2,804	18.3	15,068	109.2
% of portfolio as at December 31, 2019:
* by sq ft	100%			1.0%	1.6%		4.2%		11.6%		14.1%		22.8%		7.0%		37.7%
* by Annualized Revenue			100%			1.3%		4.8%		11.5%		12.6%		22.0%		6.9%		40.9%

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Occupancy Roll Forward

The following tables provide a roll forward of the occupancy of Granite for the three months and year ended December 31, 2019:

Occupancy Roll Forward for Q4 2019

	Three Months Ended December 31, 2019
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, Oct 1, 2019(1)	5,904	14,907	8,101	3,504	1,700	751	34,867
Vacancy, Oct 1, 2019	—	(90)	—	—	—	—	(90)
Occupancy, Oct 1, 2019	5,904	14,817	8,101	3,504	1,700	751	34,777
Occupancy %, Oct 1, 2019	100.0%	99.4%	100.0%	100.0%	100.0%	100.0%	99.7%
Acquired occupancy	—	5,150	—	—	—	—	5,150
Acquired vacancy	—	(312)	—	—	—	—	(312)
Expiries	—	(652)	—	—	—	(45)	(697)
Renewals	—	652	—	—	—	45	697
Occupancy, Dec 31, 2019	5,904	19,655	8,101	3,504	1,700	751	39,615
Total portfolio size, Dec 31, 2019	5,904	20,057	8,101	3,504	1,700	751	40,017
Occupancy %, Dec 31, 2019	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
(1) Total portfolio size, Oct 1, 2019 is exclusive of assets held for sale.

Occupancy Roll Forward for Year 2019

	Year Ended December 31, 2019
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, Jan 1, 2019(1)	4,961	12,477	8,101	3,504	1,441	751	31,235
Vacancy, Jan 1, 2019	(145)	(135)	—	—	—	—	(280)
Occupancy, Jan 1, 2019	4,816	12,342	8,101	3,504	1,441	751	30,955
Occupancy %, Jan 1, 2019	97.1%	98.9%	100.0%	100.0%	100.0%	100.0%	99.1%
Acquired occupancy	943	7,272	—	—	259	—	8,474
Acquired vacancy	—	(312)	—	—	—	—	(312)
Expansion	—	309	—	—	—	—	309
Expiries	(435)	(921)	(392)	—	(500)	(128)	(2,376)
Renewals	435	814	392	—	500	128	2,269
New Leases	145	151	—	—	—	—	296
Occupancy, Dec 31, 2019	5,904	19,655	8,101	3,504	1,700	751	39,615
Total portfolio size, Dec 31, 2019	5,904	20,057	8,101	3,504	1,700	751	40,017
Occupancy %, Dec 31, 2019	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
(1) Total portfolio size, Jan 1, 2019 is exclusive of assets held for sale during 2019.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $797.7 million as at December 31, 2019 compared to $1,158.1 million at December 31, 2018, as summarized below:

Sources of Available Liquidity

As at December 31,	2019	2018
Cash and cash equivalents	$298.7	$658.2
Unused portion of credit facility	499.0	499.9
Available liquidity	$797.7	$1,158.1
Additional sources of liquidity:
Assets held for sale(1)	—	$44.2
Unencumbered assets(2)	$4,457.9	$3,425.0

(1)

No properties were classified as assets held for sale on the combined financial statements at December 31, 2019. Six properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2018 and were subsequently sold during January and February 2019.

(2)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to net cash proceeds realized from the equity offering in October 2019. Granite intends to use and has partially used the net proceeds of the equity offering to fund completed and potential acquisitions of properties, development and expansion projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Cash and cash equivalents, beginning of period	$455.4	$192.7	262.7	$658.2	$69.0	589.2
Cash provided by operating activities	50.1	34.7	15.4	183.4	157.9	25.5
Cash (used in) provided by investing activities	(446.0)	(86.3)	(359.7)	(876.1)	95.8	(971.9)
Cash provided by financing activities	238.8	506.8	(268.0)	343.6	324.2	19.4
Effect of exchange rate changes on cash and cash equivalents	0.4	10.3	(9.9)	(10.4)	11.3	(21.7)
Cash and cash equivalents, end of period	$298.7	$658.2	(359.5)	$298.7	$658.2	(359.5)

Operating Activities

In the three month period ended December 31, 2019, operating activities generated cash of $50.1 million compared to $34.7 million in the prior year period. The increase of $15.4 million was due to various factors including, among others, an $11.5 million increase in net operating income and a $5.4 million decrease in income taxes paid primarily due to a refund in the fourth quarter of 2019 of tax instalments made in prior periods.

In the year ended December 31, 2019, operating activities generated cash of $183.4 million compared to $157.9 million in the prior year. The increase of $25.5 million was due to various factors including, among others, the following:

•	a $21.7 million increase in net operating income;

•	a $7.3 million decrease in income taxes paid due to a reduction in tax instalments made;

•	a decrease in tenant incentives paid of $9.4 million which mainly related to a payment in 2018 associated with a 2014 lease extension at the Eurostar facility in Graz, Austria; and

•	a decrease in leasing commissions paid of $2.9 million, partially offset by;

•

a decrease in cash provided by working capital changes of $6.7 million primarily due to a decrease in accounts payable and accrued liabilities largely related to the land transfer tax in the prior year for the property acquired in Germany; and

•	an increase in interest paid of $7.7 million largely associated with the term loan drawdowns in December 2018.

Investing Activities

Investing activities for the three month period ended December 31, 2019 used cash of $446.0 million and primarily related to the following:

•

the acquisitions of five income-producing properties for $460.4 million consisting of one property in Greenwood, Indiana for $39.6 million, one property in Pooler, Georgia for $61.3 million, one property in Dallas, Texas for $243.3 million, two properties in Southaven, Mississippi for $115.3 million and the associated transaction costs of $0.9 million;

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•	investment property development and expansion capital expenditures paid of $15.5 million primarily relating to the property under development in Plainfield, Indiana; and

•

a $17.1 million cash deposit held in escrow to complete construction work at the Dallas, Texas property acquired in the fourth quarter of 2019. As construction is completed, the construction costs will be capitalized to the cost of the property. These cash outflows are partially offset by;

•	net proceeds of $47.3 million received from the disposition of a property in Canada and five properties in the United States.

Investing activities for the three month period ended December 31, 2018 used cash of $86.3 million and primarily related to the following:

•	the acquisition of an income-producing property in Shepherdsville, Kentucky for $65.9 million and the purchase of 12.9 acres of development land in West Jefferson, Ohio for $1.2 million;

•

investment property expansion capital expenditures paid of $14.5 million substantially relating to the construction of a 0.3 million square foot expansion at an acquired property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $1.2 million largely relating to improvement projects at a property in Novi, Michigan and a multi-tenanted property in Pooler, Georgia; and

•	a $7.0 million deposit to acquire the leasehold interest in two income-producing properties located in Mississauga, Ontario. These cash outflows are partially offset by;

•	net proceeds of $3.5 million received from the disposition of a property in Germany.

Investing activities for the year ended December 31, 2019 used cash of $876.1 million and primarily related to the following:

•

the acquisitions of 10 income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada, a parcel of development land in the United States and the associated transaction costs for $930.9 million (see “SIGNIFICANT MATTERS”);

•

investment property development and expansion capital expenditures paid of $27.4 million relating to properties under development in Altbach, Germany, Plainfield, Indiana and Houston, Texas and the completed expansion at the property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $2.9 million largely relating to improvement projects at a property in Novi, Michigan, a multi-tenanted property in Olive Branch, Mississippi and a property located in the Netherlands; and

•	a $17.1 million cash deposit held in escrow to complete construction work at the recently acquired Dallas, Texas property as noted above. These cash outflows are partially offset by;

•	net proceeds of $85.5 million received from the dispositions of 13 properties in Canada and the United States; and

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Investing activities for the year ended December 31, 2018 generated cash of $95.8 million and primarily related to the following:

•	net proceeds of $681.3 million received from the disposition of 16 income-producing properties in Canada, the United States and Germany; and

•	the receipt of a $30.0 million vendor take-back mortgage resulting from the sale of seven properties in Newmarket, Ontario in January 2018, partially offset by;

Granite REIT 2019    39

•

the acquisitions of eight income-producing properties in the United States and Germany for $549.1 million consisting of a $304.2 million portfolio of four properties in West Jefferson, Ohio, $50.7 million for a property in Plainfield, Indiana, $44.4 million for a property in Greencastle, Pennsylvania, $82.7 million for a property in Erfurt, Germany, one property in Shepherdsville, Kentucky for $65.9 million and the purchase of 12.9 acres of development land in West Jefferson, Ohio for $1.2 million;

•

investment property maintenance and improvement capital expenditures paid of $17.8 million largely relating to improvement projects at the property in Novi, Michigan as noted above and a modern warehouse property located in Olive Branch, Mississippi which was acquired in October 2017 and re-leased to another tenant, and development and expansion capital expenditures paid of $15.4 million largely relating to the 0.3 million square foot expansion at the property near Columbus, Ohio mentioned previously; and

•	$33.1 million of deposits relating to property acquisitions which closed during 2019.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2019 of $238.8 million comprised $281.6 million of proceeds from the stapled unit offering in October 2019, net of issuance costs, partially offset by $36.7 million of distribution payments and $6.8 million for the settlement of a cross currency interest rate swap.

Cash provided by financing activities for the three month period ended December 31, 2018 of $506.8 million largely comprised $548.7 million of proceeds from unsecured term loans, partially offset by $31.1 million of distribution payments and $6.3 million of bank indebtedness repayments.

Cash provided by financing activities for the year ended December 31, 2019 of $343.6 million comprised $502.0 million of proceeds from the stapled unit offerings completed in April and October 2019, net of issuance costs, partially offset by $136.9 million of monthly distribution payments, $13.7 million relating to a special distribution payment and $6.8 million for the settlement of a cross currency interest rate swap.

Cash provided by financing activities for the year ended December 31, 2018 of $324.2 million comprised $548.7 million of proceeds from unsecured term loans, partially offset by distribution payments of $125.1 million, repurchases of the Trust’s stapled units under the normal course issuer bid of $63.5 million and net $32.5 million of bank indebtedness repayments.

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Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2019 and 2018 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2019	2018
Unsecured debt, net		$1,187.0	$1,198.4
Cross currency interest rate swaps, net		30.3	104.8
Lease obligations(1)		33.0	—
Total debt	[A]	$1,250.3	$1,303.2
Less: cash and cash equivalents		298.7	658.2
Net debt	[B]	$951.6	$645.0
Investment properties, all unencumbered by secured debt	[C]	$4,457.9	$3,425.0
Adjusted EBITDA(2)	[D]	$204.4	$187.0
Interest expense		$29.9	$22.4
Interest income		(9.6)	(2.6)
Interest expense, net	[E]	$20.3	$19.8

Debt metrics
Leverage ratio(2)	[A]/[C]	28%	38%
Net leverage ratio(2)	[B]/[C]	21%	19%
Interest coverage ratio(2)	[D]/[E]	10.1x	9.4x
Unencumbered asset coverage ratio(2)	[C]/[A]	3.6x	2.6x
Indebtedness ratio(2)	[A]/[D]	6.1x	7.0x
Weighted average cost of debt(3)		1.83%	2.17%
Weighted average debt term-to-maturity, in years(3)		4.4	4.7

Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).
(2)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(3)	Excludes lease obligations noted above.

Unsecured Debt and Cross Currency Interest Rate Swaps

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite REIT Holdings Limited Partnership (“Granite LP”) entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2019, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

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On December 12, 2018, the Trust entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The new cross currency interest rate swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $1.2 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2019, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $239.2 million.

On December 19, 2018, the Trust entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. In anticipation of the term loan extension on October 10, 2019, the previously existing cross currency swap was terminated on September 24, 2019 and blended into a new cross currency interest rate swap. The new cross currency interest rate swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $1.2 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At December 31, 2019, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.7 million.

On December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $24.3 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At December 31, 2019, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.6 million.

42    Granite REIT 2019

In July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $3.6 million.

The 2021 Debentures, 2023 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at December 31, 2019, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2019, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2019, Granite was in compliance with all of these covenants.

Credit Ratings

On March 14, 2019, Moody’s Investors Service, Inc. (“Moody’s”) confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On April 1, 2019, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at March 4, 2020, the Trust had 54,052,212 stapled units issued and outstanding.

Distributions

On November 5, 2019, the Trust increased its targeted annualized distribution to $2.90 ($0.242 per month) per stapled unit from $2.80 per stapled unit commencing with the monthly distribution declared in December 2019 and paid in mid-January 2020.

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Monthly distributions declared to stapled unitholders in the three month periods ended December 31, 2019 and 2018 were $38.3 million or 70.8 cents per stapled unit and $31.4 million or 68.7 cents per stapled unit, respectively. Total monthly distributions declared to stapled unitholders in the years ended December 31, 2019 and 2018 were $139.3 million or $2.81 per stapled unit and $125.1 million or $2.73 per stapled unit, respectively.

The distributions declared in January 2020 in the amount of $13.1 million or 24.2 cents per stapled unit were paid on February 14, 2020 and the distribution declared in February 2020 of $13.1 million or 24.2 cents per stapled unit will be paid on March 16, 2020.

As a result of the increase in taxable income generated primarily by the sale transactions in 2018, Granite’s Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit which comprised 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units, both of which were paid on January 15, 2019. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Net income	$90.6	$85.9	$382.3	$465.4
Cash flows provided by operating activities	50.1	34.7	183.4	157.9
Monthly cash distributions paid and payable	(38.3)	(31.4)	(139.3)	(125.1)
Special cash distribution paid and payable	—	(13.7)	—	(13.7)
Cash flows from operating activities in excess (shortfall) of distributions paid and payable	$11.8	$(10.4)	$44.1	$19.1

Monthly distributions paid for the three month periods and years ended December 31, 2019 and 2018 were funded with cash flows from operating activities. The special distribution declared in December 2018 and paid in cash on January 15, 2019 was funded with available cash on hand.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Equity Offerings

On October 31, 2019, Granite completed an offering of 4,000,000 stapled units at a price of $64.00 per unit for gross proceeds of approximately $256.0 million. On October 28, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its

44    Granite REIT 2019

over-allotment option in full, resulting in the issuance of an additional 600,000 stapled units on October 31, 2019 for additional gross proceeds of $38.4 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option, were $294.4 million. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were approximately $281.6 million.

On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option, were $230.6 million. The net proceeds received by Granite after deducting the underwriters’ fees and the expenses were $220.4 million.

Granite has used a portion of the net proceeds from the offerings and intends to use the remaining proceeds to fund acquisitions, commitments under development projects, potential future acquisitions and for general trust purposes.

Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the year ended December 31, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million at an aggregate average purchase price of $52.96 per unit. During the year ended December 31, 2018, Granite repurchased 1,282,171 stapled units for consideration of $63.5 million, representing an average purchase price of $49.55 per unit.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2019, these contractual obligations had the following maturities:

As at December 31, 2019	Total	2020	2021	2022	2023	2024	Thereafter
Unsecured debentures	$650.0	$—	$250.0	$—	$400.0	$—	$—
Unsecured term loans	539.8	—	—	—	—	239.8	300.0
Cross currency interest rate swaps	30.3	—	3.6	—	24.3	1.2	1.2
Interest payments:
Unsecured debentures, net of cross currency interest rate swap savings	53.4	16.7	16.7	10.0	10.0	—	—
Unsecured term loans, net of cross currency interest rate swap savings	35.1	5.4	5.4	5.4	5.4	5.4	8.1
Construction and development purchase commitments	63.8	57.0	6.8	—	—	—	—
Three property purchases in the Netherlands	129.5	107.7	21.8	—	—	—	—
	$1,501.9	$186.8	$304.3	$15.4	$439.7	$246.4	$309.3

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At December 31, 2019, the Trust had $1.0 million in letters of credit outstanding. Additionally, the Trust had contractual commitments related to construction and development projects of approximately $63.8 million at December 31, 2019. The construction and development projects are expected to be completed during 2020 and the first half of 2021. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions. The three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021.

Commitments on non-cancellable operating leases that were previously disclosed are recorded as lease obligations on the combined financial statements under IFRS 16, Leases effective January 1, 2019 (see “New Accounting Pronouncements and Developments”).

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 16 and 20 to the audited combined financial statements for the year ended December 31, 2019 and “LIQUIDITY AND CAPITAL RESOURCES”.

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RELATED PARTY TRANSACTIONS

For a discussion of the Trust’s transactions with related parties, refer to note 18 of the audited combined financial statements for the year ended December 31, 2019.

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives paid and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

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FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2019	2018	2019	2018
Monthly distributions declared to unitholders	[A]	$38.3	$31.4	$139.3	$125.1

FFO		47.9	40.9	177.5	168.9
Add (deduct):
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	—	(8.5)
Lease termination and close-out fees		—	—	(0.9)	(1.0)
FFO adjusted for the above	[B]	$47.9	$40.9	$176.6	$159.4

AFFO		46.7	39.8	172.8	138.1
Add (deduct):
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		—	—	—	9.1
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	—	(8.5)
Lease termination and close-out fees		—	—	(0.9)	(1.0)
AFFO adjusted for the above	[C]	$46.7	$39.8	$171.9	$137.7
FFO payout ratio	[A]/[B]	80%	77%	79%	78%
AFFO payout ratio	[A]/[C]	82%	79%	81%	91%

Excluding the net $2.0 million real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, FFO payout ratio and AFFO payout ratio would be 77% and 79% in the three month period ended December 31, 2019 compared to 77% and 79% for the three month period ended December 31, 2018, respectively.

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gain on the remeasurement of proceeds from the sale of investment properties, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs, other expense relating to real estate transfer tax, other income relating to a settlement award and loss on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For years ended December 31,	2019	2018
Net income	$382.3	$465.4
Add (deduct):
Lease termination and close-out fees	(0.9)	(1.0)
Interest expense and other financing costs	29.9	22.4
Interest income	(9.6)	(2.6)
Income tax expense	42.7	52.6
Depreciation and amortization	0.9	0.3
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties	—	(8.5)
Fair value gains on investment properties, net	(245.4)	(354.7)
Fair value (gains) losses on financial instruments	(1.2)	0.5
Loss on sale of investment properties	3.0	6.9
Acquisition transaction costs	—	8.0
Other expense (income)	2.7	(2.3)
Adjusted EBITDA	$204.4	$187.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2019. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized. Refer to the “New Accounting Pronouncements and Developments” section for information on the adoption of IFRS 16, Leases effective January 1, 2019.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2019. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time,

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appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2019 other than recognizing related ground lease obligations as part of the adoption of IFRS 16, Leases. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the audited combined financial statements for the year ended December 31, 2019 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

Effective January 1, 2019, the Trust applied for the first time certain standards and amendments. The nature and effect of the changes to the combined financial statements are disclosed below.

Amendments to IFRS 3, Business Combinations

The Trust adopted the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of their mandatory effective date of January 1, 2020. The IFRS 3 Amendments

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were adopted prospectively and therefore the comparative information presented for 2018 has not been restated. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. The IFRS 3 Amendments have removed the requirement for an assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; the reference to an ability to reduce costs; and require, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. The IFRS 3 Amendments also provide for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Following the adoption of the IFRS 3 Amendments, the Trust continues to account for business combinations in which control is acquired under the acquisition method. When a property acquisition is made, the Trust considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place and will be integrated into the Trust’s existing operations, the acquisition does not meet the definition of a business and is accounted for as an asset acquisition. An asset acquisition is accounted for as an acquisition of a group of assets and liabilities. The cost of the acquisition, including transaction costs, is allocated to the assets and liabilities acquired based on their relative fair values, and no goodwill or deferred tax is recognized. Subsequently, where the acquired asset represents an investment property, it is measured at fair value in accordance with IAS 40, Investment Properties.

As a result of the adoption of the IFRS 3 Amendments, Granite’s income-producing property acquisitions are considered asset acquisitions rather than business combinations. Accordingly, for the three month period and year ended December 31, 2019, acquisition transaction costs of $0.7 million and $3.6 million, respectively, were first capitalized to the cost of the property and then expensed to net fair value gains/losses on investment properties as a result of measuring the property at fair value instead of directly expensing these amounts to acquisition transaction costs in the combined statements of net income. There was no significant impact to net income, unitholders’ equity or cash flows from the adoption of the IFRS 3 Amendments as at December 31, 2019 and for the three month period and year then ended. For the year ended December 31, 2018, the income-producing properties acquired in the year were accounted as business combinations in accordance with the accounting policy followed by the Trust at that time and prior to the adoption and prospective application of the IFRS 3 Amendments effective January 1, 2019.

IFRS 16, Leases

In January 2016, the International Accounting Standards Board issued IFRS 16, Leases (‘‘IFRS 16’’) which replaced International Accounting Standard (“IAS”) 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach and, therefore, the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition

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of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in ‘‘fixed assets’’ on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in “investment properties” on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust’s accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in “lease obligations” on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust’s incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

•	Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

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•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•	Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at December 31, 2019, the Trust had leases for the use of office space, office and other equipment and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations on the combined balance sheet as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Equipment	Total	Ground leases
Balance at January 1, 2019	$1.7	$0.1	$1.8	$11.8	$13.6
Balance at December 31, 2019	$1.4	$0.1	$1.5	$31.5	$33.0

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

During the year ended December 31, 2019, the Trust recorded an additional right-of-use asset and related lease obligation of $20.5 million for the ground lease associated with the acquisition of two income-producing properties in Mississauga, Ontario in April 2019. In addition, the Trust also recorded right-of-use assets and lease obligations of $0.1 million for equipment and $0.3 million for office space.

In accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three month period and year ended December 31, 2019, the Trust recognized $0.2 million and $0.6 million of depreciation and amortization expense, respectively, and $0.4 million and $1.3 million of interest expense from these leases, respectively. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

As a lessor

In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged with the distinction between operating leases and finance leases being retained. The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at December 31, 2019 are operating leases. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

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IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

Future Accounting Policy Changes

As at December 31, 2019, there are no new accounting standards issued but not yet applicable to the combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the decision is expected in fiscal 2020 with retrospective application.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 —Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2019 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

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Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2019.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s combined financial statements as at and for the year ended December 31, 2019 and whose report is included in the Trust’s annual report for fiscal 2019, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2019. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2019.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2019 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2019.

SELECTED ANNUAL AND QUARTERLY DATA

The annual and quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2019 for a description of the accounting policies used in the determination of the financial data.

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Annual Data

(in millions, except as noted)
Years ended December 31,	2019	2018	2017
Operating highlights(1)(2)
Revenue	$273.7	$247.5	$244.7
NOI — cash basis(1)	$237.4	$216.7	$218.2
Fair value gain on investment properties, net	$245.4	$354.7	$212.1
Net income attributable to stapled unitholders	$382.1	$465.2	$357.7
Cash provided by operating activities	$183.4	$157.9	$158.7
FFO(1)	$177.5	$168.9	$153.2
AFFO(1)	$172.8	$138.1	$145.4
FFO payout ratio(1)	79%	78%	78%
AFFO payout ratio(1)	81%	91%	82%

Per unit amounts
Diluted FFO(1)	$3.62	$3.68	$3.25
Diluted AFFO(1)	$3.53	$3.01	$3.09
Monthly distributions paid	$2.80	$2.72	$2.60
Diluted weighted average units outstanding	49.0	45.9	47.1

Financial highlights
Investment properties(3)	$4,457.9	$3,425.0	$2,733.6
Assets held for sale	—	$44.2	$391.4
Cash and cash equivalents	$298.7	$658.2	$69.0
Total debt	$1,250.3	$1,303.2	$741.4
Maintenance or improvements capital expenditures paid(4)	$1.8	$5.6	$2.7
Leasing costs paid(4)	$1.8	$4.8	$1.4

Property metrics(3)
Number of income-producing properties	85	80	84
GLA, square feet	40.0	32.2	29.1
Occupancy, by GLA	99.0%	99.1%	98.4%
Weighted average lease term, years	6.5	6.0	5.9

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the annual financial data table above are as follows:
•

2019 — Net income attributable to unitholders, cash provided by operating activities and FFO included $0.9 million ($0.02 per unit) in revenue related to lease termination and close-out fees and a net $2.0 million ($0.04 per unit) of real estate transfer tax ($2.7 million) and related tax recovery ($0.07 million) which resulted from an internal reorganization. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.9 million lease termination and close out fees as they can be a source of variance between periods. The fair value gains on investment properties of $245.4 million were largely attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties.

•

2018 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as they can be a source of variance between periods. AFFO payout ratio further excludes a $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility. The fair value gains on investment properties of $354.7 million were largely attributable to (i) an increase in fair value to the sale price for the multi-purpose and special purpose properties sold in 2018 or in 2019, (ii) a compression in discount and terminal capitalization rates and an increase in market rents for properties located in Canada, the United States, Germany and the Netherlands resulting from a greater market demand and, to a lesser extent, (iii) positive changes in leasing assumptions primarily from contractual rent increases, new leases and lease renewals.

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•

2017 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated properties and $5.9 million of expenses in connection with the proxy contest leading up to Granite’s June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as they can be a source of variance between periods. The fair value gain on investment properties of $212.1 million was attributable to several factors, and, in particular, from (i) the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, (ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe and (iii) favourable changes in leasing assumptions from new leases or renewals executed during 2017.

(3)

Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2018. There were no properties classified as assets held for sale as at December 31, 2019.

(4)

Excludes maintenance or improvement capital expenditures and leasing costs related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria paid in 2018 and the partially re-leased flex office property in Novi, Michigan paid in 2017, 2018 and 2019 (see “INVESTMENT PROPERTIES”).

Quarterly Data 2019

(in millions, except as noted)	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019
Operating highlights(1)(2)
Revenue	$63.4	$67.9	$68.8	$73.6
NOI — cash basis(1)	$55.1	$58.3	$60.3	$63.8
Fair value gain on investment properties, net	$50.1	$69.6	$78.2	$47.5
Net income attributable to stapled unitholders	$78.3	$98.7	$114.5	$90.6
Cash provided by operating activities	$40.4	$50.1	$42.8	$50.1
FFO(1)	$40.7	$43.1	$45.8	$47.9
AFFO(1)	$39.3	$42.3	$44.6	$46.7
FFO payout ratio(1)	79%	81%	76%	80%
AFFO payout ratio(1)	82%	83%	78%	82%

Per unit amounts
Diluted FFO(1)	$0.89	$0.89	$0.93	$0.91
Diluted AFFO(1)	$0.86	$0.88	$0.90	$0.89
Monthly distributions paid	$0.70	$0.70	$0.70	$0.70
Diluted weighted average units outstanding	45.7	48.3	49.5	52.6

Financial highlights
Investment properties(3)	$3,532.8	$3,799.1	$3,938.3	$4,457.9
Assets held for sale	$38.7	$50.5	$48.3	—
Cash and cash equivalents	$501.0	$496.9	$455.4	$298.7
Total debt	$1,261.6	$1,285.6	$1,253.2	$1,250.3
Maintenance or improvements capital expenditures paid(4)	$0.6	$0.3	$0.7	$0.2
Leasing costs paid(4)	$0.4	—	$0.6	$0.8

Property metrics(3)
Number of income-producing properties	77	79	80	85
GLA, square feet	32.8	34.5	34.9	40.0
Occupancy, by GLA	98.8%	98.9%	99.7%	99.0%
Weighted average lease term, years	6.1	6.0	6.0	6.5

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the quarterly financial data table above are as follows:
•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

58    Granite REIT 2019

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.6 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

(3)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(4)	Excludes maintenance or improvement capital expenditures and leasing costs paid related to the partially re-leased flex office property in Novi, Michigan (see “INVESTMENT PROPERTIES”).

Quarterly Data 2018

(in millions, except as noted)	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018
Operating highlights(1)(2)
Revenue	$61.7	$62.1	$63.8	$59.9
NOI — cash basis(1)	$52.2	$55.2	$56.4	$52.9
Fair value gain on investment properties, net	$32.3	$127.9	$141.6	$52.9
Net income attributable to stapled unitholders	$72.4	$149.1	$157.8	$85.9
Cash provided by operating activities	$37.6	$45.0	$40.6	$34.7
FFO(1)	$51.3	$37.6	$39.1	$40.9
AFFO(1)	$31.2	$29.4	$37.7	$39.8
FFO payout ratio(1)	79%	79%	80%	77%
AFFO payout ratio(1)	109%	99%	82%	79%

Per unit amounts
Diluted FFO(1)	$1.11	$0.82	$0.85	$0.90
Diluted AFFO(1)	$0.67	$0.64	$0.82	$0.87
Monthly distributions paid	$0.68	$0.68	$0.68	$0.68
Diluted weighted average units outstanding	46.3	45.8	45.8	45.7

Financial highlights
Investment properties(3)	$2,916.1	$3,031.2	$3,198.0	$3,425.0
Assets held for sale	—	$341.4	$17.0	$44.2
Cash and cash equivalents	$273.8	$50.1	$192.7	$658.2
Total debt	$745.7	$817.6	$715.9	$1,303.2
Maintenance or improvements capital expenditures paid(4)	$0.4	$3.0	$1.5	$0.7
Leasing costs paid(4)	$1.5	$2.4	$0.5	$0.4

Property metrics(3)
Number of income-producing properties	85	84	85	80
GLA, square feet	29.7	31.8	32.5	32.2
Occupancy, by GLA	98.7%	97.3%	97.3%	99.1%
Weighted average lease term, years	6.0	5.9	5.9	6.0

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the quarterly financial data table above are as follows:
•

Q1’18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a $10.4 million foreign exchange gain on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as these items can be a source of variance between periods. AFFO included $9.1 million related to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to

Granite REIT 2019    59

calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost can be a source of variance between periods.
•

Q2’18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

•

Q3’18 — Fair value gains on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

(3)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(4)

Excludes maintenance or improvement capital expenditures and leasing costs paid related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria and the partially re-leased flex office property in Novi, Michigan (see “INVESTMENT PROPERTIES”).

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the property in Mississauga, Ontario; the expected enhancement to the yield of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the expected construction of the distribution/warehouse facility in Plainfield, Indiana; the completion of construction at the development property in Dallas, Texas; the anticipated acquisition, development and leasing of three facilities in the Netherlands; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with

60    Granite REIT 2019

the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2019    61

Audited Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the years ended December 31, 2019 and 2018

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the “Trust”) is responsible for the preparation and presentation of the combined financial statements and all information included in the 2019 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management’s best judgement in the circumstances. Financial information as presented elsewhere in the 2019 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust’s assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2019 and based on the framework set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust’s President and Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), has provided a SOX-related certification in connection with the Trust’s annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust’s Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors’ Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust’s internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada,

March 4, 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”), as of December 31, 2019 and December 31, 2018, the related combined statements of net income, comprehensive income, unitholders’ equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes, (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2020 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

64    Granite REIT 2019

Fair Value of Investment Properties — Refer to Notes 2(d), 2(n) Estimates and Assumptions (i) and 4 of the Financial Statements

Critical Audit Matter Description

The Trust has elected the fair value model for all investment properties and, accordingly, measures all investment properties at fair value subsequent to initial recognition on the balance sheet. The Trust primarily uses a discounted cash flow model to estimate the fair value of investment properties. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices.

While there are several assumptions that are required to determine the fair value of all investment properties, the critical assumptions with the highest degree of subjectivity and impact on fair values are the expected future market rental rates, discount rates and capitalization rates, otherwise referred to herein as terminal capitalization rates. Auditing these critical assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future market rental rates, discount rates and terminal capitalization rates used to determine the fair value of the investment properties included the following, among others:

•

Evaluated the effectiveness of controls over determining investment properties’ fair value, including those over the determination of the expected future market rental rates, the discount rates and terminal capitalization rates.

•

Evaluated the reasonableness of management’s forecast of expected future market rental rates by comparing management’s forecasts with historical results, internal communications to management and the Board of Directors and contractual information, where applicable.

•

With the assistance of our fair value specialists, evaluated the reasonableness of management’s forecast of expected future market rental rates, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 4, 2020

We have served as the Trust’s auditor since 2012.

Granite REIT 2019    65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined financial statements as of and for the year ended December 31, 2019, of the Trust and our report dated March 4, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 4, 2020

66    Granite REIT 2019

Combined Balance Sheets

(Canadian dollars in thousands)

As at December 31,	Note	2019	2018
ASSETS

Non-current assets:
Investment properties	2(o), 4	$4,457,899	$3,424,978
Construction funds in escrow	3	16,767	—
Acquisition deposits	3	—	34,288
Deferred tax assets	13(c)	4,057	5,301
Fixed assets, net	2(o)	2,119	771
Other assets	6	1,273	13,425
		4,482,115	3,478,763

Current assets:
Assets held for sale	5	—	44,238
Other receivable	7	11,650	—
Accounts receivable		7,812	4,316
Income taxes receivable		315	212
Prepaid expenses and other		3,387	2,510
Restricted cash		—	470
Cash and cash equivalents	15(d)	298,677	658,246
Total assets		$4,803,956	$4,188,755

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,186,994	$1,198,414
Cross currency interest rate swaps	8(b)	30,365	104,757
Long-term portion of lease obligations	2(o)	32,426	—
Deferred tax liabilities	13(c)	320,972	303,965
		1,570,757	1,607,136

Current liabilities:
Deferred revenue	9	5,804	4,290
Accounts payable and accrued liabilities	9	50,183	41,967
Distributions payable	10	13,081	24,357
Short-term portion of lease obligations	2(o)	619	—
Income taxes payable		15,402	14,020
Total liabilities		1,655,846	1,691,770

Equity:
Stapled unitholders’ equity	11	3,146,143	2,495,518
Non-controlling interests		1,967	1,467
Total equity		3,148,110	2,496,985
Total liabilities and equity		$4,803,956	$4,188,755

Commitments and contingencies (note 20)	On behalf of the Boards:
See accompanying notes
	/s/ Kelly Marshall	/s/ Gerald J. Miller
	Director/Trustee	Director/Trustee

Granite REIT 2019    67

Combined Statements of Net Income

(Canadian dollars in thousands)

Years ended December 31,	Note	2019	2018
Rental revenue	12(a)	$272,823	$246,487
Lease termination and close-out fees		855	996
Revenue		273,678	247,483
Property operating costs	12(b)	35,364	30,942
Net operating income		238,314	216,541

General and administrative expenses	12(c)	31,419	29,404
Depreciation and amortization	2(o)	906	300
Interest income		(9,613)	(2,638)
Interest expense and other financing costs	12(d)	29,941	22,413
Foreign exchange losses (gains), net	12(e)	1,633	(9,390)
Fair value gains on investment properties, net	4, 5	(245,442)	(354,707)
Fair value (gains) losses on financial instruments	12(f)	(1,192)	562
Acquisition transaction costs	2(o), 3	—	7,968
Loss on sale of investment properties	5	3,045	6,871
Other expense (income)	12(g)	2,675	(2,250)
Income before income taxes		424,942	518,008
Income tax expense	13	42,667	52,651
Net income		$382,275	$465,357

Net income attributable to:

Stapled unitholders		$382,079	$465,156
Non-controlling interests		196	201
		$382,275	$465,357

See accompanying notes

68    Granite REIT 2019

Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

Years ended December 31,	Note	2019	2018
Net income		$382,275	$465,357

Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(173,341)	141,355
Unrealized gain (loss) on net investment hedges, includes income taxes of nil(1)	8(b)	77,996	(48,431)
Total other comprehensive (loss) income		(95,345)	92,924
Comprehensive income		$286,930	$558,281
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective (note 2(h)).

Comprehensive income attributable to:
Stapled unitholders		$286,817	$558,042
Non-controlling interests		113	239
		$286,930	$558,281

See accompanying notes

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Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

Year ended December 31, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	382,079	—	382,079	196	382,275
Other comprehensive loss	—	—	—	—	(95,262)	(95,262)	(83)	(95,345)
Stapled unit offerings, net of issuance costs (note 11(d))	8,349	502,003	—	—	—	502,003	—	502,003
Distributions (note 10)	—	—	—	(139,331)	—	(139,331)	(150)	(139,481)
Contributions from non-controlling interests	—	—	—	—	—	—	537	537
Special distribution paid in units and immediately consolidated (note 10)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 11(b))	20	1,207	—	—	—	1,207	—	1,207
Units repurchased for cancellation (note 11(c))	(2)	(66)	(5)	—	—	(71)	—	(71)
As at December 31, 2019	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110

Year ended December 31, 2018
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2018	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862
Net income	—	—	—	465,156	—	465,156	201	465,357
Other comprehensive income	—	—	—	—	92,886	92,886	38	92,924
Distributions (note 10)	—	—	41,128	(179,969)	—	(138,841)	(20)	(138,861)
Units issued under the stapled unit plan (note 11(b))	64	3,233	—	—	—	3,233	—	3,233
Units repurchased for cancellation (note 11(c))	(1,282)	(57,915)	(5,615)	—	—	(63,530)	—	(63,530)
As at December 31, 2018	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985

See accompanying notes

70    Granite REIT 2019

Combined Statements of Cash Flows

(Canadian dollars in thousands)

Years ended December 31,	Note	2019	2018
OPERATING ACTIVITIES

Net income		$382,275	$465,357
Items not involving operating cash flows	15(a)	(196,583)	(294,790)
Leasing commissions paid		(1,307)	(4,225)
Tenant incentives paid		(513)	(9,913)
Current income tax expense	13(a)	5,071	7,631
Income taxes paid		(3,009)	(10,273)
Interest expense		29,275	21,440
Interest paid		(28,833)	(21,116)
Changes in working capital balances	15(b)	(2,945)	3,777
Cash provided by operating activities		183,431	157,888

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(930,878)	(549,120)
Proceeds from disposals of investment properties, net		85,536	681,319
Capital expenditures
— Maintenance or improvements		(2,889)	(17,799)
— Developments or expansions		(27,407)	(15,378)
Construction funds in escrow	3	(17,125)	—
Mortgage receivable proceeds	5	16,845	30,000
Acquisition deposits		—	(33,086)
Fixed asset additions		(176)	(111)
Increase in other assets		—	36
Cash (used in) provided by investing activities		(876,094)	95,861

FINANCING ACTIVITIES

Monthly distributions paid		(136,897)	(125,131)
Special distribution paid	10	(13,710)	—
Proceeds from unsecured term loans		—	548,677
Repayment of lease obligations	2(o)	(598)	—
Settlement of cross currency swap	8(b)	(6,825)	—
Proceeds from bank indebtedness		—	247,274
Repayments of bank indebtedness		—	(279,768)
Financing costs paid		(452)	(3,319)
Distributions to non-controlling interests		(150)	(20)
Contributions by non-controlling interests		225	—
Proceeds from stapled unit offerings, net of issuance costs	11(d)	502,003	—
Repurchase of stapled units	11(c)	(71)	(63,530)
Cash provided by financing activities		343,525	324,183

Effect of exchange rate changes on cash and cash equivalents		(10,431)	11,295

Net (decrease) increase in cash and cash equivalents during the year		(359,569)	589,227
Cash and cash equivalents, beginning of year		658,246	69,019
Cash and cash equivalents, end of year		$298,677	$658,246

See accompanying notes

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Notes to Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. The Trust’s tenant base includes Magna International Inc. and its operating subsidiaries (together ‘‘Magna’’) as its largest tenant, in addition to tenants from various other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 4, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below were applied consistently to all periods presented in these combined financial statements except for the new accounting standards and interpretations described in note 2(o) which were adopted effective January 1, 2019.

(a)	Basis of Presentation and Statement of Compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

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(c)	Trust Units

The stapled units are redeemable at the option of the holder and, therefore, are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are, therefore, presented as equity on the combined balance sheets.

(d)	Investment Properties

The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

Income-Producing Properties

The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(k)), tenant incentives and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs, and the carrying amount of the property and is recognized in net income in the period of disposal.

Properties Under Development

The Trust’s development properties are classified as such until the property is substantially completed and available for occupancy. The initial cost of properties under development includes the acquisition cost of the land and direct development or expansion costs, including construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust’s average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property, if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are wholly attributable to a project are capitalized as incurred.

If considered reliably measurable, properties under development are carried at fair value. Properties under development are measured at cost if fair value is not reliably measurable. In determining the fair value of properties under development consideration is given to, among other things, remaining construction costs, development risk, the stage of project completion and the reliability of cash inflows after project completion.

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(e)	Business Combinations

The Trust accounts for property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Acquisition related costs are expensed as incurred.

Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in net income.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration transferred is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)	Assets Held for Sale

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale and the sale is highly probable to occur within one year.

(g)	Foreign Currency Translation

The assets and liabilities of the Trust’s foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

In preparing the financial statements of each entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

•	The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks are recognized in other comprehensive income;

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

•	Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction are recognized in investment properties.

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(h)	Financial Instruments and Hedging

Financial Assets and Financial Liabilities

The following summarizes the Trust’s classification and measurement basis of its financial assets and liabilities:

Classification and Measurement Basis
Financial assets
Construction funds in escrow	Amortized Cost
Long-term receivables included in other assets	Amortized Cost
Other receivable (proceeds receivable associated with a property disposal)	Fair Value
Accounts receivable	Amortized Cost
Foreign exchange forward contracts included in prepaid expenses and other	Fair Value
Restricted cash	Amortized Cost
Cash and cash equivalents	Amortized Cost

Financial liabilities
Unsecured debentures, net	Amortized Cost
Unsecured term loans, net	Amortized Cost
Cross currency interest rate swaps	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange forward contracts included in accounts payable and accrued liabilities	Fair Value
Distributions payable	Amortized Cost

The Trust recognizes an allowance for expected credit losses (“ECL”) for financial assets measured at amortized cost. The impact of the credit loss modeling process is summarized as follow:

•

The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

•

The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

For financial liabilities measured at amortized cost, the liability is amortized using the effective interest rate method. Under the effective interest rate method, any transaction fees, costs, discounts and premiums directly related to the financial liabilities are recognized in net income over the expected life of the obligation.

In regards to term modifications for financial liabilities, when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability as a result of the modification or exchange is recognized in net income.

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Derivatives and Hedging

Derivative instruments, such as the cross currency interest rate swaps and the foreign exchange forward contracts, are recorded in the combined balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the combined statements of net income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(i)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(j)	Fixed Assets

Fixed assets include computer hardware and software, furniture and fixtures and leasehold improvements, which are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease. Fixed assets also include right-of-use assets identified in accordance with IFRS 16, Leases. Refer to note 2(o) for the measurement basis of right-of-use assets.

(k)	Revenue Recognition

Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust’s rental properties have been transferred to its tenants, the Trust’s leases are accounted for as finance leases. All of the Trust’s current leases are operating leases.

Revenue from investment properties include base rents earned from tenants under lease agreements, property tax and operating cost recoveries and other incidental income. Rents from tenants may contain rent escalation clauses or free rent periods which are recognized in revenue on a straight-line basis over the term of the lease. The difference between the revenue recognized and the contractual rent is included in investment properties as straight-line rents receivable. In addition, tenant incentives including cash allowances provided to tenants are recognized as a reduction in rental revenue on a straight-line basis over the term of the lease where it is determined that the tenant fixturing has no benefit to the property beyond the existing tenancy. Property tax and operating cost recoveries from tenants are recognized as revenue in the period in which applicable costs are incurred.

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(l)	Unit-Based Compensation Plans

Incentive Stock Option Plan

Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability is recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

Executive Deferred Stapled Unit Plan

The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized in general and administrative expenses with a corresponding liability recognized based upon the fair value of the Trust’s stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, for grants with no performance criteria, the liability is adjusted for changes in the market value of the Trust’s stapled unit, and for grants with performance criteria the liability is measured at fair value using the Monte Carlo simulation model (note 11), with both such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

Director/Trustee Deferred Share Unit Plan

The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur. The liability balance is settled for cash when a director/trustee ceases to be a member of the Board.

(m)	Income Taxes

Operations in Canada

Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the “Act”) and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

The Trust’s qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties.

Operations in the United States

The Trust’s investment property operations in the United States are conducted in a qualifying United States REIT (“US REIT”) for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

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As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

Operations in Europe

The Trust consolidates certain entities that continue to be subject to income tax.

Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

Current Income Tax

The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

Deferred Income Tax

Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported on the combined financial statements. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that deductions, tax credits or tax losses will be utilized.

Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authority in either the same taxable entity or different taxable entities within the same reporting group that settle on a net basis.

(n)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes.

Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

Judgments

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

(i)	Leases

The Trust’s policy for revenue recognition is described in note 2(k). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized.

(ii)	Investment properties

The Trust’s policy relating to investment properties is described in note 2(d). In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical

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completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

(iii)	Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities include the following:

(i)	Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

(ii)	Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

(iii)	Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, the interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

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The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

(o)	Accounting Standards Adopted in 2019

The Trust applied new standards and interpretations in the annual combined financial statements for the year ended December 31, 2019. The nature and effect of the changes are disclosed below.

Amendments to IFRS 3, Business Combinations

The Trust adopted the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of their mandatory effective date of January 1, 2020. The IFRS 3 Amendments were adopted prospectively and therefore the comparative information presented for 2018 has not been restated. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. The IFRS 3 Amendments have removed the requirement for an assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; the reference to an ability to reduce costs; and require, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. The IFRS 3 Amendments also provide for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Following the adoption of the IFRS 3 Amendments, the Trust continues to account for business combinations in which control is acquired under the acquisition method. When a property acquisition is made, the Trust considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place and will be integrated into the Trust’s existing operations, the acquisition does not meet the definition of a business and is accounted for as an asset acquisition. An asset acquisition is accounted for as an acquisition of a group of assets and liabilities. The cost of the acquisition, including transaction costs, is allocated to the assets and liabilities acquired based on their relative fair values, and no goodwill or deferred tax is recognized. Subsequently, where the acquired asset represents an investment property, it is measured at fair value in accordance with IAS 40, Investment Property (note 2(d)).

As a result of the adoption of the IFRS 3 Amendments, Granite’s income-producing property acquisitions are considered asset acquisitions rather than business combinations. Accordingly, for the year ended December 31, 2019, acquisition transaction costs of $3.6 million were first capitalized to the cost of the property and then expensed to net fair value gains/losses on investment properties as a result of measuring the property at fair value instead of directly expensing these amounts to acquisition transaction costs in the combined statements of net income. There was no significant impact to net income, unitholders’ equity or cash flows from the adoption of the IFRS 3 Amendments as at December 31, 2019 and for the year then ended. For the year ended December 31, 2018, the income-producing properties acquired in the year were accounted as business combinations in accordance with the accounting policy followed by the Trust at that time and prior to the adoption and prospective application of the IFRS 3 Amendments effective January 1, 2019.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (‘‘IFRS 16’’) which replaced IAS 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is

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similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach, and therefore the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in “fixed assets” on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in “investment properties” on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust’s accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in “lease obligations” on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

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Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust’s incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

•	Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•	Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at December 31, 2019, the Trust had leases for the use of office space, office and other equipment and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Equipment	Total	Ground leases
Balance at January 1, 2019	$1,780	$46	$1,826	$11,801	$13,627
Balance at December 31, 2019	$1,429	$102	$1,531	$31,523	$33,045

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

During the year ended December 31, 2019, the Trust recorded an additional right-of-use asset and related lease obligation of $20.5 million for the ground lease associated with the acquisition of two income-producing properties in Mississauga, Ontario in April 2019. In addition, the Trust also recorded right-of-use assets and lease obligations of $74 thousand for equipment and $293 thousand for office space.

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In accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the year ended December 31, 2019, the Trust recognized $0.6 million of depreciation and amortization expense, and $1.3 million of interest expense from these leases. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

Future minimum lease payments relating to the right-of-use assets as at December 31, 2019 in aggregate and for the next five years and thereafter are as follows:

2020	$619
2021	719
2022	417
2023	137
2024	119
2025 and thereafter	31,034
$33,045

The lease commitments as at December 31, 2018 comprised $27.2 million related to two ground leases in Europe with annual payments of $0.5 million and $0.1 million expiring in 2049 and 2096, respectively, and $1.6 million related to certain other operating leases. On January 1, 2019, the Trust recognized lease obligations on the combined balance sheet of $13.6 million for these aforementioned lease commitments which include the impact from present value discounting of $15.4 million and certain other adjustments of $0.2 million.

As a lessor

In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged with the distinction between operating leases and finance leases being retained. The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at December 31, 2019 are operating leases. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

(p)	Future Accounting Policy Changes

As at December 31, 2019, there are no new accounting standards issued but not yet applicable to the combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the decision is expected in fiscal 2020 with retrospective application.

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3. ACQUISITIONS

During the years ended December 31, 2019 and 2018, Granite acquired income-producing properties and development land consisting of the following:

2019 Acquisitions
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties(1):
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$141	$58,228
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	168	106,288
2020 & 2095 Logistics Drive(2)	Mississauga, ON	April 9, 2019	174,106	146	174,252
1901 Beggrow Street	Columbus, OH	May 23, 2019	71,607	289	71,896
Heirweg 3	Born, Netherlands	July 8, 2019	25,704	1,640	27,344
1222 Commerce Parkway	Horn Lake, MS	August 1, 2019	24,492	231	24,723
831 North Graham Road	Greenwood, IN	October 4, 2019	39,581	40	39,621
100 Clyde Alexander Lane(3)	Pooler, GA	October 18, 2019	62,657	614	63,271
1301 Chalk Hill Road(4)	Dallas, TX	November 19, 2019	269,764	247	270,011
330-366 Stateline Road East	Southaven, MS	December 19, 2019	63,717	38	63,755
440-480 Stateline Road East	Southaven, MS	December 19, 2019	51,643	33	51,676
			$947,478	$3,587	$951,065
Development land:
6701, 6702 Purple Sage Road	Houston, TX	July 1, 2019	33,361	510	33,871
			$980,839	$4,097	$984,936

(1)	The income-producing properties acquired in 2019 have been accounted for as asset acquisitions reflecting the adoption of the IFRS 3 Amendments effective January 1, 2019 (note 2(o)).
(2)	Includes a right-of-use asset related to the ground lease of $20.5 million (note 2(o)).
(3)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $63,271. The Trust will acquire freehold title to the property on December 31, 2022.

(4)	Excludes cash held in escrow at December 31, 2019 to complete construction.

At the acquisition date, the developed property located at 1301 Chalk Hill Road, Dallas, Texas had outstanding construction work which resulted in $20.5 million (US$15.5 million) of the purchase price being placed in escrow to pay for the remaining construction costs. The funds will be released from escrow as the construction is completed. As at December 31, 2019, $16.8 million (US$12.9 million) remained in escrow. The purchase price noted above does not include the cash held in escrow to complete the construction. As construction is completed, the construction costs will be capitalized to the cost of the investment property.

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During the year ended December 31, 2019, the transaction costs of $4.1 million, which included land transfer tax, legal and advisory costs, were first capitalized to the cost of the respective property and then subsequently expensed to net fair value gains on investment properties on the combined statement of net income as a result of measuring the properties at fair value.

2018 Acquisitions
Property	Location	Date acquired	Property purchase price
Income-producing properties(1):
3870 Ronald Reagan Parkway	Plainfield, IN	March 23, 2018	$50,835
181 Antrim Commons Drive	Greencastle, PA	April 4, 2018	44,323

Ohio portfolio (four properties):
10, 100 and 115 Enterprise Parkway and 15 Commerce Parkway	West Jefferson, OH	May 23, 2018	299,297
Joseph-Meyer-Straße 3	Erfurt, Germany	July 12, 2018	82,677
120 Velocity Way	Shepherdsville, KY	December 3, 2018	65,866
			542,998

Development land:
Lot 18, Park 70	West Jefferson, OH	November 1, 2018	1,232
			$544,230

(1)

The income-producing properties acquired in 2018 were accounted for as business combinations (note 2(o)) in accordance with the accounting policy followed by the Trust during the 2018 year and prior to the adoption and prospective application of the IFRS 3 Amendments effective January 1, 2019.

During the year ended December 31, 2018, the Trust recognized $20.1 million of revenue and $33.2 million of net income related to the aforementioned acquisitions. Had these acquisitions occurred on January 1, 2018, the Trust would have recognized proforma revenue and net income of approximately $35.4 million and $56.7 million, respectively, during the year ended December 31, 2018.

The following table summarizes the total consideration paid for the income-producing property acquisitions and the fair value of the total identifiable net assets acquired at the acquisition dates:

Acquisitions During the Year Ended December 31,	2018
Purchase consideration
Cash on hand	$380,206
Cash sourced from credit facility	167,689
Total cash consideration paid	$547,895
Recognized amounts of identifiable net assets acquired measured at their respective fair values:
Investment properties	$542,998
Working capital	4,897
Total identifiable net assets	$547,895

During the year ended December 31, 2018, the Trust incurred $7.4 million of land transfer tax, legal and advisory costs associated with the aforementioned completed acquisitions, of which $5.4 million related to the land transfer tax for the property acquired in Erfurt, Germany. The Trust incurred an additional $0.6 million of costs related to pursuing other acquisition opportunities. These costs are included in acquisition transaction costs in the combined statement of net income.

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As at December 31, 2018, Granite had made deposits of $34.3 million relating to property acquisitions. A $7 million deposit was made to acquire the leasehold interest in two income-producing properties located in Mississauga, Ontario and a $27.3 million (US$20.0 million) deposit was made in connection with a contractual commitment to acquire a property under development in the state of Texas. The properties were acquired during the year ended December 31, 2019.

4. INVESTMENT PROPERTIES

As at December 31,	2019	2018
Income-producing properties	$4,377,623	$3,403,985
Properties under development	51,310	17,009
Land held for development	28,966	3,984
	$4,457,899	$3,424,978

Changes in investment properties are shown in the following table:

Years ended December 31,	2019			2018
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of year	$3,403,985	$17,009	$3,984	$2,714,684	$—	$18,884
Ground leases(1) (note 2(o))	11,801	—	—	—	—	—
Adjusted balance, beginning of year	$3,415,786	$17,009	$3,984	$2,714,684	$—	$18,884
Additions
— Capital expenditures:
Maintenance or improvements	3,272	—	—	8,164	—	—
Developments or expansions	3,641	27,250	—	19,986	287	66
— Acquisitions (note 3)	951,065	8,932	24,939	542,998	—	1,232
— Leasing commissions	1,079	—	—	3,340	—	—
— Tenant incentives	515	—	—	816	—	—
Transfers to properties under development	—	—	—	(12,206)	16,473	(4,267)
Fair value gains (losses), net	243,351	(135)	557	353,258	—	1,253
Foreign currency translation, net	(180,107)	(1,746)	(514)	147,336	249	196
Amortization of straight-line rent	5,074	—	—	4,274	—	—
Amortization of tenant incentives	(5,122)	—	—	(5,402)	—	—
Other changes	189	—	—	(972)	—	—
Classified as assets held for sale (note 5)	(61,120)	—	—	(372,291)	—	(13,380)
Balance, end of year	$4,377,623	$51,310	$28,966	$3,403,985	$17,009	$3,984

(1)	Impact of adoption of IFRS 16, Leases effective January 1, 2019.

During the year ended December 31, 2019, the Trust disposed of 13 properties (2018 — 16 properties) previously classified as assets held for sale for aggregate gross proceeds of $105.8 million (note 5). The fair value gains during the year ended December 31, 2019, excluding the 13 properties sold in the year, were $243.8 million. As at December 31, 2019, there are no properties classified as assets held for sale (note 5).

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to

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estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year other than recognizing related ground lease obligations as part of the adoption of IFRS 16, Leases.

Included in investment properties is $18.9 million (2018 — $14.8 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 20).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at December 31, 2019 are as follows:

2020	$267,967
2021	262,063
2022	247,796
2023	218,757
2024	148,423
2025 and thereafter	818,685
$1,963,691

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Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2019			2018(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	5.90%	8.75%	5.25%	5.63%	7.75%	5.00%
Terminal capitalization rate	5.55%	8.00%	5.00%	6.01%	7.00%	5.00%

United States
Discount rate	6.41%	9.50%	5.00%	6.68%	10.00%	5.75%
Terminal capitalization rate	6.23%	8.75%	5.25%	6.46%	9.75%	5.25%

Germany
Discount rate	6.83%	8.25%	5.70%	6.89%	8.25%	5.70%
Terminal capitalization rate	6.31%	8.75%	5.00%	6.89%	8.75%	5.25%

Austria
Discount rate	7.96%	10.00%	7.00%	8.37%	10.00%	8.00%
Terminal capitalization rate	7.34%	9.75%	6.75%	7.88%	10.00%	7.00%

Netherlands
Discount rate	5.24%	6.00%	4.70%	5.93%	6.50%	5.70%
Terminal capitalization rate	6.14%	7.55%	5.60%	6.48%	7.45%	6.00%

Other
Discount rate	8.25%	10.00%	7.25%	8.23%	9.50%	6.75%
Terminal capitalization rate	8.20%	9.75%	6.25%	8.48%	10.00%	6.75%

Total
Discount rate	6.60%	10.00%	4.70%	6.90%	10.00%	5.00%
Terminal capitalization rate	6.32%	9.75%	5.00%	6.81%	10.00%	5.00%

(1)	Excludes assets held for sale (note 5).
(2)	Weighted based on income-producing property fair value.

The table below summarizes the sensitivity of the fair value of income-producing properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$4,214,326	$(163,297)	$4,183,724	$(193,899)
+25 basis points	4,292,338	(85,285)	4,276,122	(101,501)
Base rate	4,377,623	—	4,377,623	—
-25 basis points	4,460,971	83,348	4,487,427	109,804
-50 basis points	$4,546,335	$168,712	$4,607,420	$229,797

5. ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At December 31, 2019, there are no investment properties classified as assets held for sale. At December 31, 2018, six investment properties having a fair value of $44.2 million were classified as assets held for sale and were disposed in January and February 2019.

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Dispositions

During the year ended December 31, 2019, 13 properties located in Canada and the United States previously classified as assets held for sale were disposed. The properties consist of the following:

Property	Location	Date disposed	Sale price
3 Walker Drive	Brampton, ON	January 15, 2019	$13,380

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	February 25, 2019	22,323

375 Edward Street	Richmond Hill, ON	February 27, 2019	8,050
330 Finchdene Square	Toronto, ON	September 20, 2019	13,150
200 Industrial Parkway	Aurora, ON	November 4, 2019	10,010

Michigan properties (five properties):
1800 Hayes Street	Grand Haven, MI
3501 John F Donnelly Drive	Holland, MI
3601 John F Donnelly Drive	Holland, MI
3575 128th Avenue North	Holland, MI
6151 Bancroft Avenue	Alto, MI	December 4, 2019	38,852
			$105,765

The gross proceeds of $22.3 million (US$16.9 million) for the four properties in Iowa included a vendor take-back mortgage of $16.8 million (US$12.7 million). The mortgage receivable bore interest at 5.25% per annum and was repaid on June 18, 2019.

The following table summarizes the fair value changes in properties classified as assets held for sale:

Years ended December 31,	2019	2018
Balance, beginning of year	$44,238	$391,453
Fair value gains, net	1,669	196
Foreign currency translation, net	(1,262)	(3,466)
Disposals	(105,765)	(729,608)
Classified as assets held for sale from investment properties (note 4)	61,120	385,671
Other	—	(8)
Balance, end of year	$—	$44,238

During the year ended December 31, 2019, Granite incurred $3.0 million (2018 — $6.9 million) of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the combined statements of net income. The $3.0 million loss on sale of investment properties also includes a $0.4 million gain relating to the adjustment in proceeds receivable associated with the property disposal in South Carolina in 2018 (note 7). For the year ended December 31, 2018, the $6.9 million loss on sale of investment properties also included a $1.4 million loss relating to the adjustment in proceeds receivable from the disposal of two properties located in South Carolina and Tennessee in 2018.

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6. OTHER ASSETS

Other assets consist of:

As at December 31,	2019	2018
Deferred financing costs associated with the revolving credit facility	$885	$1,172
Long-term receivables	388	448
Long-term proceeds receivable associated with a property disposal (note 7)	—	11,805
	$1,273	$13,425

7. CURRENT ASSETS

Other Receivable

As at December 31, 2019, other receivable includes $11.7 million (US$9.0 million) of proceeds receivable associated with the disposal of a property in South Carolina in September 2018 that is expected to be received in the first quarter of 2020. The estimated sale price for the property was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable was subject to change and is dependent upon the actual consumer price index inflation factor as at December 31, 2019. At December 31, 2018, the proceeds receivable was $11.8 million (US$8.7 million) and was recorded in other assets (note 6).

During the year ended December 31, 2019, the changes in the proceeds receivable are shown in the following table:

Balance, December 31, 2018	$11,805
Change in consumer price index inflation factor	441
Foreign currency translation	(596)
Balance, December 31, 2019	$11,650

8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at December 31,		2019		2018
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,646	$250,000	$249,424	$250,000
2023 Debentures	November 30, 2023	398,746	400,000	398,425	400,000
2024 Term Loan	December 19, 2024	239,153	239,816	251,853	252,414
2026 Term Loan	December 11, 2026	299,449	300,000	298,712	300,000
		$1,186,994	$1,189,816	$1,198,414	$1,202,414

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

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2021 Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. Deferred financing costs of $1.6 million were incurred and recorded as a reduction against the principal owing.

The 2021 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”) at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. Deferred financing costs of $2.2 million were incurred and recorded as a reduction against the principal owing.

The 2023 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of November 30, 2023.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. Deferred financing costs of $0.8 million were incurred and are recorded as a reduction against the principal owing. In addition, as a result of the extension in the maturity date in October 2019, Granite recorded a nominal loss in fair value (gains) losses on financial instruments on the combined statement of net income as a result of the debt modification.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility (the “2022 Cross Currency Interest Rate Swap”) was terminated on September 24, 2019 and blended into a new cross currency interest rate swap (note 8(b)).

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2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. Deferred financing costs of $1.5 million were incurred and are recorded as a reduction against the principal owing. In addition, as a result of the extension in the maturity date in November 2019, Granite recorded a loss of $0.7 million in fair value (gains) losses on financial instruments on the combined statement of net income as a result of the debt modification.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility (the “2025 Cross Currency Interest Rate Swap”) was settled on November 27, 2019 and a new cross currency interest rate swap was entered into (note 8(b)).

The 2021 Debentures, 2023 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

(b)	Cross Currency Interest Rate Swaps

As at December 31,	2019	2018
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$3,630	$26,877
2023 Cross Currency Interest Rate Swap	24,298	56,922
2022 Cross Currency Interest Rate Swap	—	3,826
2024 Cross Currency Interest Rate Swap	1,202	—
2025 Cross Currency Interest Rate Swap	—	17,132
2026 Cross Currency Interest Rate Swap	1,235	—
	$30,365	$104,757

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On December 19, 2018, the Trust entered into the 2022 Cross Currency Interest Rate Swap to exchange the LIBOR plus margin monthly interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. In anticipation of the term loan extension on October 10, 2019, the 2022 Cross Currency Interest Rate Swap was terminated on September 24, 2019 and blended into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the

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terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On December 12, 2018, the Trust entered into the 2025 Cross Currency Interest Rate Swap to exchange the CDOR plus margin monthly interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the 2025 Cross Currency Interest Rate Swap was settled for $6.8 million and a new cross currency interest rate swap was entered into (the “2026 Cross Currency Interest Rate Swap”). The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investment in foreign operations. The effectiveness of the hedges are assessed quarterly. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps and the foreign exchange gains or losses on the 2024 Term Loan are recognized in other comprehensive income. For the year ended December 31, 2019, the Trust has assessed the net investment hedge associated with each cross currency swap, except for the 2024 Cross Currency Interest Rate Swap, to be effective. In the year ended December 31, 2019, as a result of the refinancing of the 2024 Term Loan, the Trust de-designated the 2022 Cross Currency Interest Rate Swap on September 24, 2019 as the terms of the swap did not match the terms of the loan. On October 10, 2019, the Trust designated the foreign exchange movements associated with the 2024 Cross Currency Interest Rate Swap with the terms of the 2024 Term Loan resulting in an effective hedge. Accordingly, the change in market value relating to foreign exchange movements is recorded in other comprehensive income. Since the Trust did not employ hedge accounting from September 24, 2019 to October 10, 2019 and there is no effective hedge for the interest and other movements associated with the market value changes of the 2024 Cross Currency Interest Rate Swap, a fair value gain of $2.0 million is recognized in fair value gains on financial instruments (note 12(f)) in the combined statement of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the combined statements of net income.

9. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at December 31, 2019, the Trust had no amounts (2018 — nil) drawn from the credit facility and $1.0 million (2018 — $0.1 million) in letters of credit issued against the facility.

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Accounts Payable and Accrued Liabilities

As at December 31,	2019	2018
Accounts payable	$6,840	$5,352
Accrued salaries, incentives and benefits	5,416	5,364
Accrued interest payable	6,507	6,606
Accrued construction payable	5,933	2,429
Accrued professional fees	3,822	2,910
Accrued employee unit-based compensation	5,586	3,193
Accrued trustee/director unit-based compensation	3,301	2,330
Accrued property operating costs	6,376	2,013
Accrued land transfer tax in connection with an acquisition	—	5,499
Accrued leasing commissions	177	407
Accrual associated with a property disposal (note 7)	1,944	2,047
Other accrued liabilities	4,281	3,817
	$50,183	$41,967

In connection with the disposal of a property in South Carolina in September 2018, Granite has retained an obligation to make certain repairs to the building. Accordingly, as at December 31, 2019, a liability of approximately $1.9 million (2018 — $2.0 million) is included in the accrual associated with a property disposal above. The estimated amount was determined using a third-party report and is expected to be settled in the first quarter of 2020 in conjunction with the proceeds receivable for this property disposal (note 7).

10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the years ended December 31, 2019 and 2018 were as follows:

Years ended December 31,	2019		2018
	Total distributions	Distributions per unit	Total distributions	Distributions per unit
Monthly cash distributions declared	$139,331	$2.81	$125,131	$2.73
Special distribution payable in cash	—	—	13,710	$0.30
Special distribution payable in stapled units	—	—	41,128	$0.90
	$139,331		$179,969

Distributions payable at December 31, 2019 of $13.1 million (24.2 cents per stapled unit), representing the December 2019 monthly distribution, were paid on January 15, 2020. Distributions payable at December 31, 2018 of $24.3 million were paid on January 15, 2019 and represented the December 2018 monthly distributions of $10.6 million and the cash portion of a special distribution of $13.7 million.

As a result of the increase in taxable income generated primarily as a result of the sale transactions in 2018, Granite’s Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units. On January 15, 2019, immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. The special distribution declared in

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stapled units of $41.1 million was recorded to contributed surplus in the year ended December 2018, in accordance with IAS 32, Financial Instruments: Presentation, as the Trust was settling the distribution with a fixed number of its own equity instruments. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

Subsequent to December 31, 2019, the distributions declared in January 2020 in the amount of $13.1 million or 24.2 cents per stapled unit were paid on February 14, 2020 and the distributions declared in February 2020 of $13.1 million or 24.2 cents per stapled unit will be paid on March 16, 2020.

11. STAPLED UNITHOLDERS’ EQUITY

(a)	Stapled Units

The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP’s authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at December 31, 2019 and December 31, 2018, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

Granite established Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. The amounts deferred under the DSPs are reflected by notional deferred share units (“DSUs”) whose value at the time that the particular payment to the director is determined reflects the fair market value of a stapled unit. The value of a DSU subsequently appreciates or depreciates with changes in the market price of the stapled units. The DSPs also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSPs, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accumulated DSUs at such date. There is no option under the DSPs for directors to receive stapled units in exchange for DSUs.

A reconciliation of the changes in the notional DSUs outstanding is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	44	$46.01	28	$41.88
Granted	17	55.59	16	53.11
Settled	(11)	51.57	—	—
DSUs outstanding, December 31	50	$48.01	44	$46.01

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Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) provides for the issuance of Restricted Share Units (“RSU”) and Performance Share Units (“PSU”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). The maximum number of stapled units which may be issued pursuant to the Restricted Stapled Unit Plan is 1.0 million. The Restricted Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation, Governance and Nominating Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation, Governance and Nominating Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Restricted Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Restricted Stapled Unit Plan, settled within 60 days following vesting.

A reconciliation of the changes in stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Restricted stapled units outstanding, January 1	117	$50.34	106	$43.32
New grants — RSUs and PSUs (1)	85	61.90	75	53.29
Forfeited	(2)	64.16	—	—
Settled in cash	(35)	52.91	—	—
Settled in stapled units	(20)	52.91	(64)	42.14
Restricted stapled units outstanding, December 31(1)	145	$55.93	117	$50.34

(1)

New grants include 24,587 PSUs granted during the year ended December 31, 2019 (2018 — 3,730 PSUs). Total restricted stapled units outstanding at December 31, 2019 include a total of 28,317 PSUs granted (2018 — 3,730 PSUs).

The fair value of the outstanding PSUs was $1.9 million at December 31, 2019. The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

Grant Date	January 1, August 12, September 24, 2019 and November 16, 2018
PSUs granted	28,317
Term to expiry	2.0 years
Average volatility rate	15.1%
Risk free interest rate	1.72%

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The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

Years ended December 31,	2019	2018
DSPs for trustees/directors(1)	$1,645	$948
Restricted Stapled Unit Plan for executives and employees	5,839	2,996
Unit-based compensation expense	$7,484	$3,944
Fair value remeasurement expense included in the above:
• DSPs for trustees/directors	$568	$122
• Restricted Stapled Unit Plan for executives and employees	1,321	378
Total fair value remeasurement expense	$1,889	$500

(1)	In respect of fees mandated and elected to be taken as DSUs.

(c)	Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the year ended December 31, 2019, Granite repurchased 700 stapled units (2018 — 1,282,171 stapled units) for consideration of less than $0.1 million (2018 — $63.5 million). The difference between the repurchase price and the average cost of the stapled units of less than $0.1 million (2018 — $5.6 million) was recorded to contributed surplus.

(d)	Stapled Unit Offerings

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million and were recorded directly to stapled unitholders’ equity.

On October 31, 2019, Granite completed an offering of 4,600,000 stapled units at a price of $64.00 per unit for gross proceeds of $294.4 million, including 600,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs relating to the offering totaled $12.8 million and were recorded directly to stapled unitholders’ equity.

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(e)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at December 31,	2019	2018
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$159,499	$320,158
Fair value losses on derivatives designated as net investment hedges	(43,309)	(108,706)
	$116,190	$211,452

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

12. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

Years ended December 31,	2019	2018
Base rent	$240,345	$221,114
Straight-line rent amortization	5,074	4,274
Tenant incentive amortization	(5,122)	(5,402)
Property tax recoveries	22,280	19,344
Property insurance recoveries	2,161	2,174
Operating cost recoveries	8,085	4,983
	$272,823	$246,487

(b)	Property operating costs consist of:

Years ended December 31,	2019	2018
Non-recoverable from tenants:
Property taxes and utilities	$1,096	$1,077
Legal	189	436
Consulting	90	123
Environmental and appraisals	511	702
Repairs and maintenance	804	725
Ground rents	—	664
Other	558	730
	$3,248	$4,457
Recoverable from tenants:
Property taxes and utilities	$23,784	$20,127
Property insurance	2,391	2,138
Repairs and maintenance	2,733	2,069
Property management fees	2,001	1,470
Other	1,207	681
	$32,116	$26,485
Property operating costs	$35,364	$30,942

98    Granite REIT 2019

(c)	General and administrative expenses consist of:

Years ended December 31,	2019	2018
Salaries, incentives and benefits	$13,753	$16,030
Audit, legal and consulting	4,268	3,972
Trustee/director fees including distributions and revaluations and expenses	1,976	1,285
RSU and PSU compensation expense including distributions and revaluations	5,839	2,996
Other public entity costs	2,096	1,651
Office rents including property taxes and common area maintenance costs	379	900
Other	3,108	2,570
	$31,419	$29,404

(d)    Interest expense and other financing costs consist of:

Years ended December 31,	2019	2018
Interest and amortized issuance costs relating to debentures and term loans	$26,632	$18,544
Amortization of deferred financing costs and other interest expense and charges	2,169	3,869
Interest expense related to lease obligations (note 2(o))	1,300	—
	$30,101	$22,413
Less: Capitalized interest	(160)	—
	$29,941	$22,413

(e)    For the year ended December 31, 2018, foreign exchange gains of $9.4 million included, among other, an $8.5 million foreign exchange gain due to the remeasurement of the US dollar proceeds from the sale of three investment properties in January 2018 and a $1.4 million foreign exchange gain from the settlement of two cross currency swaps during the 2018 year for which the Trust did not employ hedge accounting.

(f)    Fair value (gains) losses on financial instruments consist of:

Years ended December 31,	2019	2018
Foreign exchange forward contracts, net	$8	$562
Losses on term loan debt modifications (note 8(a))	752	—
Cross currency interest rate swap (note 8(b))	(1,952)	—
	$(1,192)	$562

For the year ended December 31, 2019, the fair value gain of $2.0 million is associated with the fair value movement of the new 2024 Cross Currency Interest Rate Swap (note 8(b)). The Trust did not employ or partially employed hedge accounting for the derivative and therefore the change in fair value is recognized in fair value (gains) losses on financial instruments in the combined statement of net income (note 8(b)).

(g)    During the year ended December 31, 2019, Granite incurred $2.7 million of real estate land transfer tax associated with an internal reorganization. During the year ended December 31, 2018, Granite entered into a settlement agreement related to a land use matter for a property in Ontario, Canada and was awarded a settlement amount of $2.3 million.

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13. INCOME TAXES

(a)    The major components of the income tax expense are:

Years ended December 31,	2019	2018
Current income tax:
Current taxes	$6,069	$7,902
Current taxes referring to previous periods	(1,526)	(973)
Withholding taxes and other	528	702
	$5,071	$7,631
Deferred income tax:
Origination and reversal of temporary differences	$41,140	$56,423
Impact of changes in tax rates	(1,678)	(4,637)
Benefits arising from a previously unrecognized tax loss that reduced:
— Current tax expense	(12)	(6,408)
— Deferred tax expense	(285)	(200)
Withholding taxes on profits of subsidiaries	(388)	85
Other	(1,181)	(243)
	$37,596	$45,020
Income tax expense	$42,667	$52,651

For the year ended December 31, 2019, there was no current tax expense associated with the disposition of properties. For the year ended December 31, 2018, $0.2 million of current tax expense related to the disposition of a property in Germany.

(b)    The effective income tax rate reported in the combined statements of net income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2019	2018
Income before income taxes	$424,942	$518,008
Expected income taxes at the Canadian statutory tax rate of 26.5% (2018 — 26.5%)	$112,610	$137,272
Income distributed and taxable to unitholders	(59,966)	(81,272)
Net foreign rate differentials	(7,526)	(7,830)
Net change in provisions for uncertain tax positions	72	810
Net permanent differences	519	7,261
Net effect of change in tax rates	(1,678)	(4,637)
Withholding taxes and other	(1,364)	1,047
Income tax expense	$42,667	$52,651

100    Granite REIT 2019

(c)	Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2019	2018
Deferred tax assets:
Investment properties	$83	$769
Eligible capital expenditures	2,270	2,441
Other	1,704	2,091
Deferred tax assets	$4,057	$5,301
Deferred tax liabilities:
Investment properties	$323,385	$304,593
Withholding tax on undistributed subsidiary profits	134	682
Other	(2,547)	(1,310)
Deferred tax liabilities	$320,972	$303,965

(d)	Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2019	2018
Balance, beginning of year	$298,664	$238,310
Deferred tax expense recognized in net income	37,596	45,020
Foreign currency translation of deferred tax balances	(19,345)	15,334
Net deferred tax liabilities, end of year	$316,915	$298,664

(e)    Net cash payments of income taxes amounted to $3.0 million for the year ended December 31, 2019 (2018 — $10.3 million) which included $0.4 million of withholding taxes paid (2018 — $0.7 million).

(f)    The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income tax expense and deferred income tax assets and liabilities in each of the Trust’s operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions (“unrecognized tax benefits”) taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As at December 31, 2019, the Trust had $11.4 million (2018 — $13.2 million) of unrecognized income tax benefits, including $0.3 million (2018 — $0.3 million) related to accrued interest and penalties, all of which could ultimately reduce the Trust’s effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

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A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2019	2018
Unrecognized tax benefits balance, beginning of year	$13,197	$12,035
Decreases for tax positions of prior years	(3,056)	(1,183)
Increases for tax positions of current year	2,090	1,898
Foreign currency impact	(809)	447
Unrecognized tax benefits balance, end of year	$11,422	$13,197

It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2019, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $2.4 million (2018 — a nominal amount and $2.8 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2019, $0.1 million of interest and penalties was recorded (2018 — $0.1 million) in income tax expense in the combined statements of net income.

As at December 31, 2019, the following tax years remained subject to examination:

Major Jurisdictions
Canada	2013 through 2019
United States	2016 through 2019
Austria	2014 through 2019
Germany	2014 through 2019
Netherlands	2014 through 2019

As at December 31, 2019, the Trust had approximately $280.0 million of Canadian capital loss carryforwards that do not expire and other losses and deductible temporary differences in various tax jurisdictions of approximately $36.7 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2019.

14. SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the President and Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenue
Years ended December 31,	2019		2018
Canada	$58,952	22%	$54,372	22%
United States	108,065	39%	88,006	36%
Austria	63,724	23%	65,523	26%
Germany	26,455	10%	24,735	10%
Netherlands	10,250	4%	8,621	3%
Other Europe	6,232	2%	6,226	3%
	$273,678	100%	$247,483	100%

102    Granite REIT 2019

For the year ended December 31, 2019, revenue from Magna comprised approximately 47% (2018 — 61%) of the Trust’s total revenue.

Investment properties
As at December 31,	2019		2018
Canada	$979,290	22%	$708,645	21%
United States	2,014,489	45%	1,261,183	37%
Austria	806,355	18%	840,803	24%
Germany	389,077	9%	385,703	11%
Netherlands	196,701	4%	155,778	5%
Other Europe	71,987	2%	72,866	2%
	$4,457,899	100%	$3,424,978	100%

15. DETAILS OF CASH FLOWS

(a)	Items not involving operating cash flows are shown in the following table:

Years ended December 31,	2019	2018
Straight-line rent amortization	$(5,074)	$(4,274)
Tenant incentive amortization	5,122	5,402
Unit-based compensation expense (note 11(b))	7,484	3,944
Fair value gains on investment properties	(245,442)	(354,707)
Depreciation and amortization	906	300
Fair value (gains) losses on financial instruments	(1,192)	562
Loss on sale of investment properties	3,045	6,871
Amortization of issuance costs relating to debentures and term loans	855	555
Amortization of deferred financing costs	312	497
Deferred income taxes	37,596	45,020
Other	(195)	1,040
	$(196,583)	$(294,790)

(b)	Changes in working capital balances are shown in the following table:

Years ended December 31,	2019	2018
Accounts receivable	$(3,670)	$(1,626)
Prepaid expenses and other	(906)	(475)
Accounts payable and accrued liabilities	(639)	5,788
Deferred revenue	1,800	(245)
Restricted cash	470	335
	$(2,945)	$3,777

(c)	Non-cash investing and financing activities

The combined statement of cash flows for the year ended December 31, 2019 does not include the right-of-use asset and lease obligation of $20.5 million, respectively, associated with the acquisition of the leasehold interest in two Canadian properties (note 3), the $0.4 million capital contribution by a non-controlling interest holder and the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million (note 10). In addition, during the year ended

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December 31, 2019, 20 thousand stapled units (2018 — 64 thousand stapled units) with a value of $1.2 million (2018 — $3.2 million) were issued under the Restricted Stapled Unit Plan (note 11(b)) and are not recorded in the combined statements of cash flows.

(d)    Cash and cash equivalents consist of:

Years ended December 31,	2019	2018
Cash	$248,499	$534,975
Short-term deposits	50,178	123,271
	$298,677	$658,246

16. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at December 31, 2019 and 2018:

As at December 31,	2019			2018
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$16,767		$16,767	$—		$—
Other assets	388	(1)	388	12,253	(1)	12,253
Other receivable	11,650		11,650	—		—
Accounts receivable	7,812		7,812	4,316		4,316
Prepaid expenses and other	120	(2)	120	111	(2)	111
Restricted cash	—		—	470		470
Cash and cash equivalents	298,677		298,677	658,246		658,246
	$335,414		$335,414	$675,396		$675,396

Financial liabilities
Unsecured debentures, net	$648,392		$669,090	$647,849		$654,365
Unsecured term loans, net	538,602		538,602	550,565		550,565
Cross currency interest rate swaps	30,365		30,365	104,757		104,757
Accounts payable and accrued liabilities	50,156		50,156	41,957		41,957
Accounts payable and accrued liabilities	27	(3)	27	10	(3)	10
Distributions payable	13,081		13,081	24,357		24,357
	$1,280,623		$1,301,321	$1,369,495		$1,376,011

(1)	Long-term receivables included in other assets (note 6).
(2)	Foreign exchange forward contracts included in prepaid expenses.
(3)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust’s construction funds in escrow, accounts receivable, restricted cash, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is

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revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying value as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At December 31, 2019, the Trust held seven outstanding foreign exchange forward contracts (2018 — three contracts outstanding). The foreign exchange contracts are comprised of contracts to purchase €4.0 million and sell $5.8 million and contracts to sell €12.0 million and purchase US$13.6 million. For the year ended December 31, 2019, the Trust recorded a net fair value loss of less than $0.1 million (2018 — $0.6 million) related to outstanding foreign exchange forward contracts (note 12(f)).

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$4,457,899
Short-term proceeds receivable associated with a property disposal included in other receivable (note 7)	—	—	11,650
Foreign exchange forward contracts included in prepaid expenses and other	—	120	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	669,090	—	—
Unsecured term loans, net	—	538,602	—
Cross currency interest rate swaps	—	30,365	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	27	—
Net assets (liabilities) measured or disclosed at fair value	$(669,090)	$(568,874)	$4,469,549

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As at December 31, 2018	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,424,978
Assets held for sale	—	—	44,238
Long-term proceeds receivable associated with a property disposal included in other assets (note 6)	—	—	11,805
Short-term proceeds receivable associated with a property disposal included in accounts receivable	—	—	231
Foreign exchange forward contracts included in prepaid expenses and other	—	111	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	654,365	—	—
Unsecured term loans, net	—	550,565	—
Cross currency interest rate swaps	—	104,757	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	10	—
Net assets (liabilities) measured or disclosed at fair value	$(654,365)	$(655,221)	$3,481,252

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2019 and 2018, there were no transfers between the levels.

Refer to note 4, Investment Properties, note 5, Assets Held for Sale and Dispositions and note 7, Current Assets, for a description of the valuation technique and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties, assets held for sale and proceeds receivable associated with a property disposal which are recognized in Level 3 of the fair value hierarchy.

(c)	Risk Management

The main risks arising from the Trust’s financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust’s approach to managing these risks is summarized below:

(i)    Credit risk

The Trust’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents include short-term investments, such as term deposits, which are invested in governments and financial institutions with a minimum credit rating of BBB (based on Standard & Poor’s (“S&P”) rating scale) or Baa1 (based on Moody’s Investor Services’ (“Moody’s”) rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or financial institution according to its credit rating.

Magna accounts for approximately 47% of the Trust’s rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody’s, S&P and Dominion Bond Rating Service which mitigates the Trust’s credit risk. Substantially all of the Trust’s accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

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(ii)    Interest rate risk

As at December 31, 2019, the Trust’s exposure to interest rate risk is limited. Approximately 55% of the Trust’s interest bearing debt consists of fixed rate debt in the form of the 2021 Debentures and the 2023 Debentures. After taking into account the related cross currency interest rate swaps, the 2021 Debentures and the 2023 Debentures have effective fixed interest rates of 2.68% and 2.43%, respectively. The remaining 45% of the Trust’s interest bearing debt consists of variable rate debt in the form of the 2024 Term Loan and 2026 Term Loan. After taking into account the related cross currency interest rate swaps, the 2024 Term Loan and 2026 Term Loan have effective fixed interest rates of 0.522% and 1.355%, respectively.

(iii)    Foreign exchange risk

As at December 31, 2019, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2019, the Trust’s foreign currency denominated net assets are $3.2 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $19.1 million and $12.7 million, respectively, to comprehensive income.

Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2019, a 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would have impacted revenue by approximately $1.1 million and $1.1 million, respectively.

For the year ended December 31, 2019, the Trust has designated its cross currency interest rate swaps relating to the $650.0 million of unsecured debentures and $539.8 million of unsecured term loans as hedges of its net investment in the European operations (note 8(b)). In addition, the Trust has on occasion designated its US dollar draws from the credit facility as hedges of its net investment in the US operations.

(iv)    Liquidity risk

Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the unsecured debentures, term loans and credit facility may not be able to be refinanced. The Trust’s objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining an investment grade credit rating. In addition, the Declaration of Trust establishes certain debt ratio limits.

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The estimated contractual maturities of the Trust’s financial liabilities are summarized below:

	Payments due by year
As at December 31, 2019	Total	2020	2021	2022	2023	2024	Thereafter
Unsecured debentures	$650,000	$—	$250,000	$—	$400,000	$—	$—
Unsecured term loans	539,816	—	—	—	—	239,816	300,000
Cross currency interest rate swaps	30,365	—	3,630	—	24,298	1,202	1,235
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	53,476	16,741	16,741	9,997	9,997	—	—
Unsecured term loans, net of cross currency interest rate swap savings	34,939	5,360	5,360	5,360	5,360	5,360	8,139
Accounts payable and accrued liabilities	50,183	48,075	1,482	626	—	—	—
Distributions payable	13,081	13,081	—	—	—	—	—
	$1,371,860	$83,257	$277,213	$15,983	$439,655	$246,378	$309,374

(1)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on actual current interest rates and average foreign exchange rates.

17. CAPITAL MANAGEMENT

The Trust’s capital structure comprises the total of the stapled unitholders’ equity and debt. The total managed capital of the Trust is summarized below:

As at December 31,	2019	2018
Unsecured debentures, net	$648,392	$647,849
Unsecured term loans, net	538,602	550,565
Cross currency interest rate swaps	30,365	104,757
Total debt	1,217,359	1,303,171
Stapled unitholders’ equity	3,146,143	2,495,518
Total managed capital	$4,363,502	$3,798,689

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

•	Compliance with investment and debt restrictions pursuant to the Amended and Restated Declaration of Trust;

•	Compliance with existing debt covenants;

•	Maintaining investment grade credit ratings;

•	Supporting the Trust’s business strategies including ongoing operations, property development and acquisitions;

•	Generating stable and growing cash distributions; and

•	Building long-term unitholder value.

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The Amended and Restated Declaration of Trust contains certain provisions with respect to capital management which include:

•

The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Amended and Restated Declaration of Trust); and

•

The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2019, the Trust’s combined debt consists of the unsecured debentures, the term loans and the credit facility when drawn, each of which have various financial covenants. These covenants are defined within the trust indenture, the term loan agreements and the credit facility agreement and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2019 and 2018.

Distributions are made at the discretion of the Board of Trustees (the “Board”) and Granite REIT intends to distribute each year all of its taxable income pursuant to its Amended and Restated Declaration of Trust as calculated in accordance with the Income Tax Act. For fiscal year 2019, the Trust declared a monthly distribution of $0.233 per stapled unit from January to November and a monthly distribution of $0.242 per stapled unit for the month of December. The Board determines monthly distribution levels having considered, among other factors, estimated 2019 and 2020 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust’s strategic objectives and compliance with the above noted provisions and financial covenants.

18. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2019, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the current Chief Financial Officer, the former Chief Financial Officer and the Executive Vice President, Head of Global Real Estate. For the year ended December 31, 2018, key management personnel included the Trustees/Directors, the current President and Chief Executive Officer, the former Chief Executive Officer, the former Chief Operating Officer, the former Chief Financial Officer and the Executive Vice President, Head of Global Real Estate. Information with respect to the Trustees’/Directors’ fees is included in notes 11(b) and 12(c). The compensation expense associated with the Trust’s key management personnel was as follows:

Years ended December 31,	2019	2018
Salaries, incentives and short-term benefits	$5,553	$6,057
Unit-based compensation expense including fair value adjustments	3,980	2,380
	$9,533	$8,437

Accounts payable and accrued liabilities at December 31, 2019 includes $1.1 million of compensation owing to the former Chief Financial Officer (2018 — $0.4 million of compensation owing to the former Chief Executive Officer).

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19. COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,457,899			$4,457,899
Investment in Granite LP(1)	—	21	(21)	—
Other non-current assets	24,216			24,216
	4,482,115	21	(21)	4,482,115
Current assets:
Other current assets	23,144	20		23,164
Intercompany receivable(2)	—	11,828	(11,828)	—
Cash and cash equivalents	298,385	292		298,677
Total assets	$4,803,644	12,161	(11,849)	$4,803,956

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,186,994			$1,186,994
Other non-current liabilities	383,763			383,763
	1,570,757			1,570,757
Current liabilities:
Intercompany payable(2)	11,828		(11,828)	—
Other current liabilities	72,949	12,140		85,089
Total liabilities	1,655,534	12,140	(11,828)	1,655,846

Equity:
Stapled unitholders’ equity	3,146,122	21		3,146,143
Non-controlling interests	1,988		(21)	1,967
Total liabilities and equity	$4,803,644	12,161	(11,849)	$4,803,956

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Balance Sheet	As at December 31, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$3,424,978			$3,424,978
Investment in Granite LP(1)	—	17	(17)	—
Other non-current assets	53,785			53,785
	3,478,763	17	(17)	3,478,763
Current assets:
Assets held for sale	44,238			44,238
Other current assets	7,462	46		7,508
Intercompany receivable(2)	—	7,130	(7,130)	—
Cash and cash equivalents	657,432	814		658,246
Total assets	$4,187,895	8,007	(7,147)	$4,188,755

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,198,414			$1,198,414
Other non-current liabilities	408,722			408,722
	1,607,136			1,607,136
Current liabilities:
Intercompany payable(2)	7,130		(7,130)	—
Other current liabilities	76,644	7,990		84,634
Total liabilities	1,690,910	7,990	(7,130)	1,691,770

Equity:
Stapled unitholders’ equity	2,495,501	17		2,495,518
Non-controlling interests	1,484		(17)	1,467
Total liabilities and equity	$4,187,895	8,007	(7,147)	$4,188,755

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Income Statement	Year ended December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$273,678			$273,678

General and administrative expenses	31,419			31,419
Interest expense and other financing costs	29,941			29,941
Other costs and expenses, net	30,965			30,965
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(245,442)			(245,442)
Fair value gains on financial instruments	(1,192)			(1,192)
Loss on sale of investment properties	3,045			3,045
Income before income taxes	424,942	4	(4)	424,942
Income tax expense	42,667			42,667
Net income	382,275	4	(4)	382,275
Less net income attributable to non-controlling interests	200		(4)	196
Net income attributable to stapled unitholders	$382,075	4	—	$382,079

Income Statement	Year ended December 31, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$247,483			$247,483

General and administrative expenses	29,404			29,404
Interest expense and other financing costs	22,413			22,413
Other costs and expenses, net	16,964			16,964
Share of (income) loss of Granite LP	—	(5)	5	—
Fair value gains on investment properties, net	(354,707)			(354,707)
Fair value loss on financial instruments	562			562
Acquisition transaction costs	7,968			7,968
Loss on sale of investment properties	6,871			6,871
Income before income taxes	518,008	5	(5)	518,008
Income tax expense	52,651			52,651
Net income	465,357	5	(5)	465,357
Less net income attributable to non-controlling interests	206		(5)	201
Net income attributable to stapled unitholders	$465,151	5	—	$465,156

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Statement of Cash Flows	Year ended December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$382,275	4	(4)	$382,275
Items not involving operating cash flows	(196,583)	(4)	4	(196,583)
Changes in working capital balances	(2,423)	(522)		(2,945)
Other operating activities	684			684
Cash provided by operating activities	183,953	(522)	—	183,431

INVESTING ACTIVITIES
Property acquisitions	(930,878)			(930,878)
Proceeds from disposals, net	85,536			85,536
Investment property capital additions
— Maintenance or improvements	(2,889)			(2,889)
— Developments or expansions	(27,407)			(27,407)
Other investing activities	(456)			(456)
Cash used in investing activities	(876,094)	—	—	(876,094)

FINANCING ACTIVITIES
Distributions paid	(136,897)			(136,897)
Other financing activities	480,422			480,422
Cash provided by financing activities	343,525	—	—	343,525
Effect of exchange rate changes	(10,431)			(10,431)
Net decrease in cash and cash equivalents during the year	$(359,047)	(522)	—	$(359,569)

Statement of Cash Flows	Year ended December 31, 2018
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$465,357	5	(5)	$465,357
Items not involving operating cash flows	(294,790)	(5)	5	(294,790)
Changes in working capital balances	3,410	367		3,777
Other operating activities	(16,456)			(16,456)
Cash provided by operating activities	157,521	367	—	157,888

INVESTING ACTIVITIES
Property acquisitions	(549,120)			(549,120)
Proceeds from disposals, net	681,319			681,319
Investment property capital additions
— Maintenance or improvements	(17,799)			(17,799)
— Developments or expansions	(15,378)			(15,378)
Acquisition deposits	(33,086)			(33,086)
Other investing activities	29,925			29,925
Cash provided by investing activities	95,861	—	—	95,861

FINANCING ACTIVITIES
Distributions paid	(125,131)			(125,131)
Other financing activities	449,314			449,314
Cash provided by financing activities	324,183	—	—	324,183
Effect of exchange rate changes	11,295			11,295
Net increase in cash and cash equivalents during the year	$588,860	367	—	$589,227

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20. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    At December 31, 2019, the Trust’s contractual commitments related to construction and development projects, amounted to approximately $63.8 million. In addition, Granite has agreed to acquire three state-of-the art facilities in the Netherlands for approximately $129.5 million (€89 million). Currently under construction, the three properties are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the combined financial statements.

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REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers Kevan Gorrie President and Chief Executive Officer Teresa Neto Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2019 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com